**ANNUAL REPORT**

**Whooshh Innovations Inc.**



**Whooshh Innovations Inc.**
**2001 West Garfield Street, C-126**
**Seattle, WA 98119**
**https://www.whooshh.com/**

Whooshh Innovations Inc., having offered and sold common stock pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended (the "Securities Act") is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2024. A copy of this annual report may be found on the company's website at https://www.whooshh.com/HOME/Legal/investor-information.

**FORWARD-LOOKING STATEMENTS**

**This annual report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this annual report, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.**

*In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.*

**THE COMPANY AND ITS BUSINESS**

**Overview**

Whooshh Innovations, Inc. ("Whooshh" or the "company" refers to Whooshh Innovations, Inc. and its consolidated subsidiaries) began operations in March 2008. Whooshh is using its proprietary technologies to help SAVE the fish, FEED the planet, GROW clean energy, and HEAL the environment, by enabling fish to migrate over any dam or barrier through its novel fish passage and fish monitoring systems.

Whooshh first tested its proprietary transport technology on live fish in 2011, and the core technology has undergone numerous advances and independent and peer-reviewed studies in the intervening years.

Since 2013, Whooshh has focused all its energy and resources on developing game-changing fish passage applications that are economical for its users and for the shared water resources, as well as providing commercialized products for more economical fish handling.

Today, Whooshh solutions are available for selective fish passage over dams, invasive species management and removal, fish monitoring, commercial aquaculture where fish welfare is paramount and in fish processing plants where hygiene is critical, and water is expensive.

Whooshh systems have been used successfully with many fish species on four continents.  The core technology has other potential applications with meat, fruit, and some vegetables, but today, the company is focused on the enormous markets for fish passage and fish transport.

Whooshh Innovations, Inc. was organized as Corporation in the State of Delaware on April 27, 2018, and has one subsidiary, Fish Transport Systems LLC.  The company previously operated as a limited liability company formed in the State of Washington and operated under two different names Whooshh Innovations LLC from 2013 – 2018; and Picker Technologies LLC from 2007 – 2013.  Effective January 1, 2024, FISC LLC ("FiSC") became a wholly owned subsidiary of Whooshh Innovations Inc. (the "FiSC Acquisition") It operates as a master leaseholder for two buildings leased from the Port of Seattle and subleases space within those buildings to various subtenants.  A description of the operations of FiSC LLC is found under "FiSC Subsidiary" below and the FiSC Acquisition is found in "Related Party Transactions."

**Background**

At our heart, we are a highly innovative multi-discipline technology company that has developed and patented technologies that provide novel products and services for fish passage and fish handling without taking from the water and clean energy resources, and instead, enabling more hydropower and irrigation water availability while simultaneously providing a safe, timely and effective fish passage at a fraction of the cost.

<u>What is fish passage?</u>

Fish passage refers to a technology or structure(s) that enables fish to migrate past a dam or barrier. It includes, but is not limited to fish ladders, fish lifts and denils.

Fish passage for native fish populations is more critical now than ever. Native fish are an integral part of their habitat and eco-systems, playing an important role in nutrient cycles, and a crucial part of the food chain.

There is an urgent need for safe, timely and effective fish passage without also enabling invasive fish species (which prey on native fry, compete for resources, and alter their habitat) spread. Whooshh has developed "selective" fish passage product solutions that are durable and deployable today.   For example, the Whooshh Passage Portal is a volitional entry

fish passage product developed by Whooshh that offers automated and AI driven selective fish passage for the first time. This is key to recovery and restoration of the native fish species in our rivers. Fish Passage projects typically produce between $250,000 and $5,000,000 per installation.

What is fish handling?

Fish handling refers to activities where fish are trapped, held, or handled often in the process of transferring the fish from one place to another.  The fish are unable to proceed without human intervention.

For example, fish handling in the aquaculture industry often begins with collecting brood stock and holding them in controlled facilities, where the brood stock is nurtured until they are ready to be spawned. RAS (Recirculating Aquaculture Systems is a form of land-based aquaculture where most water is reused and recirculated to raise fish in an environment in which the waste, nutrients, and filtering systems can be controlled, as opposed to open-water fish farms.  Fish handling products typically produce between $5,000 and $500,000 per product sold.

Benefits of fish passage and fish handling

We believe that supporting carbon-reducing, renewable energy is an important part of the fight against climate change, and an essential component of caring for our earth and the recovery of threatened fish species. With more than one million dams and barriers worldwide and most without any effective fish passage, the market is enormous. Hydropower is still the largest producer of renewable energy worldwide. We have committed ourselves to finding a better way for hydropower and native fish populations to grow, including where antiquated fish passage solutions are inadequate or don't exist at all due to economic or artificial constraints.

Increasingly the laws and regulations are demanding fish passage of dam owners and operators to obtain and renew their licenses. Millions of fish, including the likes of salmon, eel, lamprey, sturgeon, and steelhead (among many others), migrate thousands of miles to reach fresh water spawning grounds and habitat each year. Now, faced with growing challenges such as climate change, warming waters, habitat loss, and invasive species, this crucial migration is becoming increasingly difficult.

Aquaculture decreases demand for wild or native fisheries. It allows for the growing consumer demand for fish to be met in a more sustainable, green, and scalable manner. The development of RAS is important because it creates less waste, uses less water, and decreases disease in fish without using hormones, chemicals, or antibiotics.

Our Solutions -- PAAS, Products and Services

We generate earnings from the following revenue channels:

- Fish Passage Product Solutions or Passage as a Service ("PaaS")
- Fish Handling and Component Part Sales
- Consult and Feasibility Assessment Services
- Grants / Studies
- Subscriptions/ Royalties / Commissions

Subscription services may include software licenses and/or access to a database of our FishL™ Recognition fish images and stored real-time data and analytics to customers for improved fisheries management.  Royalties and Commissions may result from sales of third-party products wherein we are entitled to a reoccurring revenue stream from such hardware and/or software sale.

Fish Passage and Passage as a Service:

Most of our future revenues is expected to come from fish passage system deployments, either as a sale or where the company retains title to some or all of its specialized equipment, wherein recurring payments are made to the company over some defined period of time. Typically, about 33% of our projects in past years were PaaS projects but they have produced more than 80% of our revenue in some years, and little or no revenue in Covid years. While there is no standard size "project" for us, a fish passage project often includes consulting, licensing, subscriptions, and use of Whooshh passage products (collectively "PaaS"). During 2021 through 2023, as a result of Covid restrictions, team focus shifted to sales to preserve capital rather than PAAS. Beginning in the latter half of 2024 and as a focus in 2025, the Company is making a concerted effort to develop multiple smaller PAAS revenue streams to level out the peaks and valleys and improve longer term company performance.

The following is an example (for illustrative purposes only) of how one project may evolve from initial engagement:

A potential client is preparing to renew their license for a large hydropower plant. Government regulations and local ordinances now require that the hydropower owner provide a fish passage plan that will meet agreed fish passage performance criteria before they receive their license extension. The potential client would approach us initially to consult and provide a feasibility report including a proposed layout using our product. If the proposal in the feasibility report is accepted, we will also provide the passage solution -- which may include a "Passage Portal", a modular system that includes multiple components including, our FishL™ Recognition scanner system, Migrator™ tubes and Salmon Cannon™ accelerator technologies that enable the selected fish to passage over the barrier. Oftentimes there can be months of delays while the potential client seeks the requisite regulatory approval for their license renewal plan.

Our detailed engineering drawings allow us to manufacture modular components of the systems by specialty subcontracted manufacturers, which are then sent to our facility at the Port of Seattle and assembled as a complete system for QA testing. When testing is complete the system is then shipped to the destination site for installation by the client's on-site personnel or general contractors. We provide a supervisory function for these deployments. Post-installation we monitor and access our automated systems remotely for routine maintenance and updates.

The structure of a PaaS agreement is flexible and payment terms may include sales, renting, leasing, off-take a percentage of the power produced by the water saved, power purchase agreements, etc. Under PaaS we may retain title to the equipment and provide remote maintenance and support, including software updates as part of the PaaS agreement over the term. We work with clients to fulfill their procurement needs but the payment terms are sometimes designed to limit license risk for the client and assure a steady stream of income to us for the life of the site license once it is issued. We intend that our PaaS engagements would mirror that of the license period granted to operate the plant and therefore may last 20 years or more.

Our products are designed with the biological and behavioral aspects of the fish themselves, driving the design decisions. The products are modular but can be configured for specific application optimization, incorporating more or less components depending on the site requirements.

Our most sophisticated systems such as the Passage Portal are volitional, meaning the fish swim in on their own, and autonomous, meaning the passage systems can move and sort fish regardless of geography, height of obstacle, or changing water levels, all without human intervention. The Passage Portal system sort and pass fish over dams and other obstructions on a near-frictionless, energy-efficient cushion of moist air.

Our Passage Portal solution is designed to operate without human interrogation and has a passage capacity of more than 50,000 fish a day, for those days when the fish are really running. These systems can be deployed and used under a long-term Passage as a Service contract with the client.

However, not all fish passage systems require this level of capacity.  For example, if fish need to be handled by a biologist for a study, before delivering the fish back to the river or into a truck, tank or hatchery, then one of our fish handling models may be a better option. These systems are typically used when fish numbers are low, and fisheries managers are doing hand sorting.

In some of our products, we have integrated sophisticated and elegant scanning and AI enabled sorting features in order to perform selective fish passage, (selecting for size or species for example) and to compile data and high-definition images of every fish for fisheries management purposes. This way, we never stop learning about the local habitat and the fish who call it home and our fisheries' managers and dam operators can more efficiently manage the water flows, potentially increasing hydropower production and fish survival until they successfully reproduce.

Sales:

Our products are designed with the biological and behavioral aspects of the fish themselves driving the design.  Historically, most of our fish handling (e.g., fish management, aquaculture and fish processing) have been sales.  We have developed more than a dozen products or models and continue to innovate based on client needs and requests.  These products are used for a variety of purposes from elver passage, fish management, aquaculture, invasive species control to fish processing.

An example of one of our products is the Elverator™ – a floating trap device that can be used to collect juvenile eel or elvers while protecting them from predators.  The product attracts, collects, and safely protects elver from predators until the elver can be transported in bulk by manually transporting the elver above the dam or barrier on a regular schedule while they are migrating.

In addition, we have, through an asset purchase agreement acquired the rights to a flow velocity enhancement technology and further have signed a commercialization agreement for the distribution of NightFlight - an automated release pen (optimized  for fingerlings and smolts) that opens and closes a gate at the specific time set by the user for the purpose of reducing predation. As with any new technology and product/project we are still at the onset and unclear if and when they will be successful in the target markets.

Consulting & Feasibility Services:

A nascent but growing part of our business are Whooshh consults. Our engineers and scientists are hired to provide consulting services – including feasibility studies, related to our product deployments.  We typically work on a flat fee basis. We provide these services in a variety of areas including fish passage, invasive species, fish management and aquaculture.  A typical feasibility study can range in price from $25,000 to more than $200,000 depending on the complexity of the project site and external stakeholder considerations.

Grants and Studies

Before designing and developing products and solutions we may spend years doing research, development, and studies paid for with government and industry grants we are awarded.  (See "Our Advantages" below).  Studies still remain an integral part of our business plan for not only off-setting development costs but also helping with product development and providing scientific support for the use of our fish passage and handling solutions.

The company does not currently have any contractual obligations under a Government funded grant. Uncertainty about the availability of Federal grants for fish passage is unknown at this time. However, federal tax credits for environmental, safety, and optimization improvements at dams is expected to be funded in the Federal governments FY

2026 budget, which begins in October. However, the company is not anticipating any material Federal grants to be recognized in its own calendar year/ fiscal year 2025. <u>Our Intellectual Property</u>

Collectively, the company has 50 patents granted to date in the U.S. and around the world and additional patents pending.  The issued patents fall into 5 patent families. Three of the families relate directly to our proprietary pneumatic Migrator tubes, one relates to a mobile harvesting system for fruit using our tubes, and the last relates to decelerating objects in the water. These patents were developed and are owned by the company but may have been granted under the company's former name or its subsidiary name Fish Transport Systems.

In addition, we have three trademarks filed with the USPTO (Whooshh, SalmonCannon, and PassagePortal), plus state common law trademarks related to each of our other product names.  Among the domain names we own are Whooshh.com, SalmonCannon.com, and FishlRecognition.com, and FishPassage.com.

<u>Distribution</u>

Our customers originate from four distinct sales channels: (1) our website and social media channels; (2) direct sales; (3) authorized agents; and (4) consulting firms and Non-Government Organizations (NGO). These channels have yielded projects on four continents; multiple states and countries including USA, Sweden, Norway, Canada, China, UK, Faroe Islands, New Zealand and Argentina; in either or both the private and public sectors. Our biggest public customers include the U.S. Bureau of Reclamation, Fisheries and Ocean Canada (DFO), the Washington State Department of Fish and Wildlife and tribal nations. In the private sector, our customers include three of the largest salmon aquaculture companies, and some of the largest dam owners and operators.

**FiSC Subsidiary**

FiSC LLC is a wholly owned subsidiary of the Company.  FISC operates as a master leaseholder for two buildings leased from the Port of Seattle. The two buildings have combined office and manufacturing space of approximately 39,600 square feet.  The lease is through the end of January 2026 but the Company is in the process of negotiations to extend the lease beyond its current term.  Eventually the property is set to be redeveloped but the Company anticipates the space will still be useable for the next approximately 3-5 years.

Currently, the Company uses approximately 12,500 square feet of the space and subleases the remaining space to various subtenants.

**Employees**

The company currently has nine full-time employees and four part-time employees, and another 3 independent contractors.

**Litigation**

The company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

**Property**

FiSC operates as a master leaseholder for two buildings leased from the Port of Seattle. The two buildings have approximately 7,500 feet of office space and approximately 39,600 square feet of warehouse and manufacturing space. The current lease term for the operating lease ends January 31, 2026. Negotiations have commenced to enter a new master lease at the same facility to commence February 1, 2026; however, there is no guarantee this will occur.  Of the total space leased from the Port of Seattle, the Company currently uses approximately one half of the total office space

and approximately one quarter. of the warehouse and shop space for its own operations and the rest is subleased to seven other sub-tenants through the lease term.

**DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES**

This table shows the principal people on the company's team:

| Name | Position | Term of Office | Approx. hours per week (if not full time) |
|------|----------|----------------|-------------------------------------------|
| Executive Officers: | | | |
| Vincent Bryan III | CEO | November 2007 – Present | Full Time |
| Directors: | | | |
| Vincent Bryan III | Director | November 2007 – Present | N/A |
| Marc Haugen | Director | January 2012 – Present | N/A |
| Michael A. Hendrickson | Director | January 2016 – Present | N/A |
| Vincent Bryan Jr. | Director | March 2021 - Present | N/A |
| Frank Mercker | Director | July 2024 - Present | N/A |
| Significant Employees | | | |
| Siao Ling Kok | VP of Finance | May 2020 – Present | Full Time |
| Paul Svrcek | Director of Procurement & Operations | May 2020 – Present | Full Time |
| Redwood Stephens | Sr. VP of Engineering and Product Development | September 2023 - Present | Full Time |
| Jenny Posey | Director of Human Resources and Controller | August 2014 - Present | Full Time |

*Vincent Bryan III, CEO & Director*

Mr. Bryan is our CEO and a member of our board of directors. He has held these positions since November 2007.

*Marc Haugen, Director*

Mr. Haugen has served as a member of our board of directors since January 2012. Mr. Haugen currently serves as Vice Chairman of the Board at Fralock since February of 2025, is on the Board of Directors of Ichor Systems since 2017 and has his own consulting firm Following Seas Ventures since 2016. Most recently he was the CEO of Fralock Holdings LLC from February 2020 to February 2025.

### Michael A. Hendrickson, Director.

Mr. Hendrickson has served as a member of our board of directors since January 2016. He is currently the CEO of Stonebridge Securities and has held that role since March 1999.

### Vincent Bryan Jr., Director

Mr. Bryan has served as chairman of our board of directors since March 2008. He is currently a Medical Doctor and Chairman of Pre-active and has held those roles since April 2019.

### Frank Mercker, Director

Frank Mercker has been a director since July 2024. Prior to that he was the founder and CEO of Arrowac Fisheries Inc. until his retirement in June 2022.

### Siao Ling Kok, VP of Finance

Ms. Kok is our VP of Finance and has held that position since May 2020. Prior to joining the company, Ms. Kok was the Controller for MIControls, Inc. from April 2012 – April 2019.

### Paul Svrcek, Director of Procurement & Operations

Mr. Svrcek is our Director of Procurement & Operations and has held those roles beginning May 2020. He previously held these or similar roles at REI and Cascade Designs. He is a former state representative of the State of Montana.

### Jenny Posey, Director of Human Resources, & Controller

Ms. Posey is our Director of Human Resources and our Controller. She has worked with small businesses for more than 30 years and has been with the Company since 2014. In February 2022, she was promoted to add Director of Human Resources to her responsibilities, while retaining her prior responsibilities as Controller.

### Redwood Stephens, Sr. VP of Engineering & Product Development

Mr. Stephens is currently under contract in a consultant capacity and will transition to the company as a full-time employee in 2025. Prior to joining the company in 2023, he was the Chief Product Officer at Rad Power Bikes from 2019 – September 2023 and President of Synapse Product Development from 2014 – 2019.

**RISK FACTORS**

*The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.*

These are the risks that relate to the company:

**We have limited revenue and operating history.**

The company has a short history, relatively few customers, and other than 2020 effectively not enough revenue to cover its current expenses. If you are investing in this company, it's because you think that better fish passage and fish transport is a good idea, that the team will be able to successfully market, and sell its products or services, that we can price them right and sell them to enough customers so that the company will succeed. Further, we have not turned a profit since FY 2020 when Covid delayed projects and there is no assurance that we will be profitable again with Covid restrictions now lifted.

**Our financials were prepared on a "going concern" basis.**

Our financial statements were prepared on a "going concern" basis. Certain matters, as described below and in Note 12 to the accompanying financial statements indicate there may be substantial doubt about the company's ability to continue as a going concern. Our ability to continue operations is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations and/or to obtain additional capital financing.

**We may not have enough capital as needed and may be required to raise more capital.**

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates had been historically low, it is currently a difficult environment for obtaining credit on favorable terms as recent interest rates have risen with Federal fiscal tightening while controlling inflation. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price, issuing preferred stock, or issuing simple agreements for future equity (SAFE). If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the company performing below expectations, which could adversely impact the value of your investment.

**Global economic conditions have and could continue to adversely affect our business, financial condition, and results of operations.**

Our business is affected by global economic conditions and the related impact on spending by companies, non-profits and governments looking for the solutions we provide. Global economic conditions have impacted and could continue to impact our business. Some of the factors that may influence pending patterns include pandemics and other health crises; extreme weather conditions and natural disasters; higher consumer debt levels; inflationary pressures; recession

or fear of recession; global geopolitical instability (including in Europe and the Middle East); fluctuating interest and foreign currency exchange rates and credit availability; government austerity measures; changes and uncertainties related to government fiscal, monetary, and tax policies including changes in interest rates, tax rates, duties, tariffs, and other restrictions; fluctuating fuel and other energy costs; fluctuating commodity prices; and reduced confidence and general uncertainty regarding the overall future economic environment.

Deteriorating economic conditions or geopolitical instability in any of the regions in which we sell our products and services could adversely affect our sales and results of operations. In challenging and uncertain economic environments, we cannot predict whether or when such circumstances may improve or worsen, or what impact, if any, such circumstances could have on our business, financial condition, and results of operations.

**Trade matters may disrupt our supply chain.**

Our operations are subject to complex trade and customs laws, regulations, and tax requirements. While the Company manufactures in the United States, many materials, such as steel and aluminum, are imported by suppliers from which the Company purchases from. The countries where we source these materials, may from time to time impose duties, tariffs, or other restrictions on our imports or adversely change existing restrictions. The current political landscape, including with respect to the United States' foreign policy priorities and relations with trading partners, has introduced greater uncertainty with respect to future tax and trade policy. We are unable to determine the impact that changes in tax and trade policy could have on our operations, but it could be material.

In addition, for overseas projects for which we enter Into contracts, our operations could also be adversely affected by geopolitical and financial instability in these countries, as well as U.S. or foreign labor strikes, work stoppages, or boycotts, resulting in the disruption of trade from our project countries, significant fluctuations in the value of the U.S. dollar against foreign currencies, restrictions on the transfer of funds, or other trade disruptions. Changes in tax and trade policy, such as the imposition of new duties or tariffs on imported products, or disruptions to our operations, could adversely affect our business and results of operations.

**Projections: Forward Looking Information**

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

**Some of our products are still in prototype phase and might never be operational products.**

It is possible that one or more of our technologies may never be a commercialized product, may never achieve regulatory acceptance or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the company's making a determination that the business model, or some other factor, will not be in the best interest of the company and its stockholders.

**Developing new products and technologies entails significant risks and uncertainties.**

We are continuously engaging in research and development and have not manufactured a prototype for all of our products or services. Delays or cost overruns in the development of our unreleased products or services and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological

hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

**Our products could fail to achieve the sales projections we expected.**

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that new products will fail to gain market acceptance for any number of reasons with certain fish species or in certain markets. If the current and new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

**We have existing patents that we might not be able to protect properly.**

One of the company's most valuable assets is its intellectual property. The company's owns numerous patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the company. The company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the company.

**We have pending patent approvals that might be vulnerable.**

One of the company's most valuable assets is its intellectual property. The company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the company. The company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the company due to its unregistered intellectual property.

**Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective.**

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patent, trademark or copyright protection without obtaining a sublicense, it is likely that the company's value will be materially and adversely impacted. This could also impair the company's ability to compete in the marketplace. Moreover, if our patent, trademarks and copyrights are deemed unenforceable, the company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This could cut off a significant potential revenue stream for the company.

**The cost of enforcing our patents, trademarks and copyrights could prevent us from enforcing them.**

Patent, trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patents, trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patents, trademark(s) or copyright(s) could have adverse consequences for the company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the

market. As a result, if we are unable to enforce our patents, trademark(s) or copyright(s) because of the cost of enforcement, your investment in the company could be significantly and adversely affected.

**The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.**

To be successful, the company requires capable people to run its day-to-day operations. As the company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. In particular, we face competition from other high-tech companies in Washington state. If the company is unable to attract and retain key personnel and third-party contractors, this could adversely affect our business, financial condition, and operating results. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

**Our ability to sell our product or services is dependent on US and international government regulations which can be subject to change at any time.**

Our products will be subject to certain environmental regulations issued and enforced by multiple federal and state agencies and equivalent agencies in other countries. Our ability to sell products and implement our solutions may be dependent on government regulation, may be dependent on certain laws and regulations including the Endangered Species Act. The laws and regulations concerning the use of our product may be subject to change. At such point the company may no longer be able to effectively sell our services and your investment in the company may be negatively affected.

**We rely on third parties to provide services essential to the success of our business.**

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact on our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

**Expansion into foreign territories may divert time, attention and resources from other company needs.**

The company plans on expanding its business through new strategic partnerships with industry sales representatives, system integrators, and government agencies in target countries worldwide. Any expansion of operations the company may undertake will entail risks. Such actions may involve specific operational activities, which may negatively impact the profitability of the company. Consequently, members must assume the risk that (i) such expansion may ultimately involve expenditures of funds beyond the resources available to the company at that time, and (ii) management of such expanded operations may divert management's attention and resources away from its existing operations, all of which factors may have a material adverse effect on the company's present and prospective business activities.

**We operate in a highly competitive market against businesses that are more established.**

We expect competition to emerge both from existing and new companies. Our technology has patent-protected attributes which offer certain performance and economic benefits to customers based on what we currently know about the industry and competitors. Some of our competitors will have greater financial means and marketing/sales and human resources than we do. Some competitors may succeed in developing and marketing, competing superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will continue and may intensify. Additionally, the industries we are selling into such as hydropower are generally conservative. Further, traditional fish handling conveyor systems in aquaculture are commodity products and there are numerous manufacturers and distributors. There are significant barriers to entry for our products, including gaining regulatory acceptance, education, and market support, all of which takes significant time, funding, and requires compliance with local and federal regulations and customer demands.

**Our limited number of engagements, including those with recurring revenue, are not yet adequate to smooth out our quarterly revenues.**

At this point we have a limited number of engagements in a particular year therefore any change in the number or type of engagement can make our revenues highly volatile and unpredictable (or "lumpy") from year to year due to the price of our fish passage and fish transport systems. As a result, higher activity levels in any period are not necessarily indicative of continued high levels of activity in any subsequent period. If we are unable to generate a substantial number of new engagements and generate fees from the successful completion of those transactions, our business and results of operations will be adversely affected.

**Our costs may grow more quickly than our revenues, harming our business and profitability.**

Delivering Whooshh products is costly because of our research and development expenses, material and component parts used in manufacturing, and the need for a wide variety of specialized skills. We expect our expenses to continue to increase in the future as we continue to expand our product offerings and will need to hire additional employees, consultants, and independent contractors. Our expenses or the time to market may be greater than we anticipate and our investments to make the business more efficient may not be successful. In addition, Whooshh may need to increase marketing, sales, lobbying and other operating expenses in order to grow and expand its operations and to remain competitive. Increases in our costs may adversely affect our business and profitability.

**We are reliant on several of our manufacturers.**

Certain of the parts that we require come from a limited number of specialized manufacturers, who are able to manufacture the parts to the quality we require. Should we not be able to source these parts from our preferred manufacturer we would have to rely on a different manufacturer and switching sourcing may create delays and additional costs. In addition, we rely on a partner to provide software for our FishL Recognition system. If we were unable to access that service, we would need to hire our own specialists to write new software to support the product. This could cause delays and/or a reduction in quality support for up to a year and therefore negatively impact our operations.

**Our market size might not be as large as we believe it is.**

Our total available market may not be as large, or our industry may not grow as rapidly as anticipated. With a smaller market than expected, we may have fewer customers.

**Natural disasters and other events beyond our control could materially adversely affect us.**

Natural disasters, war, pandemics, political intransigence or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, war, fire, power shortages, pandemics and other events beyond our control and could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. Our business model depends on obtaining large projects and often the pipeline for us and new work is developed through meetings with stakeholders. To the extent we are limited to do so, or the implementation and installation of our systems is curtailed due to such our inability to visit potential new customers in may delay revenue from certain markets. In the near term, some of our cash flow might be limited due to delays in decisions regarding new projects as a result of labor supply shortages in various agencies and contracting parties.

**Public perception is important to the success of our company.**

Further, many of our clients are local, state and federal governments. We operate in an area that sometimes receives negative publicity, including the impact of dams on fish. Some NGOs take the position that all dams should be removed. Should the mainstream perception of our products or that of hydroelectric power fall into disfavor, our results of operation will be negatively impacted.

**Exchange rates of foreign currencies may negatively impact on our finances.**

Historically, a significant portion of our revenue has come from customers in foreign countries. We will continue to sell our products internationally. Any fluctuation in the exchange rates of foreign currencies may negatively impact our business, financial condition and results of operations.

**The company may not be successful in marketing its products to its customers.**

The company's operating results may fluctuate significantly from period to period as a result of a variety of factors, including purchasing patterns of customers, competitive pricing, debt service and principal reduction payments, and general economic conditions. There is no assurance that the company will be successful in marketing any of its products, or that the revenues from the sale of such products will be significant. Consequently, the company's revenues may vary by quarter, and the company's operating results may experience fluctuations.

**The company has limited working capital and there may not be sufficient financial resources available to carry out planned operations.**

We depend upon the timely availability of adequate working capital and/or project financing in order to meet the objectives of our technology development and business plans. We estimate that the additional externally generated equity investment will allow for the company to achieve self-sustaining positive cash flow in the future, but there can be no assurance that positive cash flow will ever occur. There can be no assurance that the company will sell enough equity, or that our development and commercial operations will not require additional capital greater than or sooner than currently anticipated. If the company is unable to obtain additional capital if needed, in the amount and at the time needed, this may restrict planned development and/or rate of growth of our sales; limit our ability to take advantage of future opportunities; negatively affect its ability to implement its business strategies and meet its goals; and possibly limit its ability to continue operations. The company's working capital requirements may significantly vary from those currently anticipated.

*Risks Related to FiSC*

**Tenant defaults could negatively impact our expected revenues.**

At any time, any of the company's tenants may fail to make rental payments when due, decline to extend a lease upon its expiration, become insolvent or declare bankruptcy. Tenant defaults may adversely affect the company's cash flow, and the company would still be responsible for payments to its lessor. In the event of default by tenants, the company may experience delays and incur substantial costs in enforcing the company's rights as a sublessor. Upon a default, the company may not be able to relet the space or to relet the space on terms that are as favorable to the company as the defaulted lease, which could adversely affect the company's financial results. Further, a tenant may elect to remain in a property after defaulting on the terms of their lease, and the company may need to take legal and other actions in order to prepare the property to be relet.

**The current master lease may not be renewed or not renewed on favorable terms.**

Our current lease expires in January 2026.  We anticipate that we will be able to renew the lease and continue to lease the properties until redevelopment occurs in the area.  If we are unable to renew the lease and/or do so on favorable terms in may have negative impact on our financial condition.

*Risks Related to the Securities*

**The transferability of the Securities is limited.**

There are restrictions on how you can resell your securities for a year following their sale. More importantly, there is no market for these securities, and there might never be one. Any Common Shares purchased through a crowdfunding campaign is subject to SEC limitations of transfer and may not be sold on a secondary market without an amendment to the company Bylaws. This means that the stock/note purchased in a Regulation Crowdfunding offering cannot be resold for a period of one year or longer. The exception to this rule is if you are making a "Permitted Transfer" under the company Bylaws including transferring the stock back to the company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

**You may not be able to keep records of your investment for tax purposes.**

As with all investments in securities, if you sell the Securities, you will probably need to pay tax on the long- or short-term capital gains that you realize if you make a profit and record any loss to apply it to other taxable income. If you do not have a regular brokerage account, or your regular broker will not hold the Securities for you (and many brokers refuse to hold Regulation CF securities for their customers) there will be nobody keeping records for you for tax purposes and you will have to keep your own records and calculate the gain on any sales of the Securities you sell. If you fail to keep accurate records or accurately calculate any gain on any sales of the Securities, you may be subject to tax audits and penalties.

**The company may not pay dividends in the foreseeable future, if at all.**

There can be no assurance with respect to the amount and timing of dividends to the company's shareholders, or that they will ever be made. The company initially intends to retain cash from its operations to fund the development and growth of its business and manage its debt obligations.

**Holders of our Common Stock may experience dilution in the future if the company issues additional shares.**

The company may, in the sole discretion of the Board, authorize and issue additional shares of capital stock to raise additional capital to fund the company's ongoing operations, including for a price lower than the price offered in previous offerings. Any such issuance would dilute the ownership percentage of investors in our company.

**Minority Holder; Securities with Voting Rights**

The common shares have voting rights attached to them. However, those who purchased their shares in a Regulation Crowdfunding offering are part of the minority shareholders of the company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company, or any future preferred shareholders have been paid out.

**Terms of subsequent financing may adversely impact your investment.**

We will likely need to engage in common equity, debt, SAFEs or preferred stock financing in the future, which may reduce the value of your Common Stock. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

**The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.**

In order to invest in our Regulation CF offering, investors agreed to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Washington, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement, including those related to federal securities laws. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us.   Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

**Investors in our Regulation CF offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes for the plaintiff(s) in any action under the agreement.**

Investors in our Regulation CF offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor

warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Washington, which governs the agreement, by a federal or state court in the State of Washington. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently, and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against the company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the company's securities or by the company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when the Securities are transferred, the transferee is required to agree to all the same conditions, obligations, and restrictions applicable to the shares or to the transferor with regard to ownership of the Securities, that were in effect immediately prior to the transfer of the Securities, including but not limited to the subscription agreement.

**OWNERSHIP AND CAPITAL STRUCTURE**

**Ownership**

The company has no shareholders who hold more than 20% of any of the outstanding securities of any voting class.

The following table describes our capital structure as of December 31, 2024:

| Class of Equity | Authorized Limit | Issued and Outstanding | Committed, Not-issued* | Available** |
|---|---|---|---|---|
| Common Stock | 110,000,000 | 47,547,434 | 18,164,724 | 39,273,246 |

* The company has established a 2018 Equity Incentive Plan, pursuant to which the company has authorized up to 19,120,496 shares of Common Stock to its employees. As of December 31, 2024 the company has 9,034,596 outstanding options and 27,083 exercised options under the plan. Additionally, the company has outstanding warrants of 3,668,775 shares of its Common Stock.

**The Company has received $1,002,349.72 in exchange for a SAFE (Simple Agreement for Future Equity) that will convert on certain events at a price to be determined by such events.

**RECENT OFFERINGS OF SECURITIES**

We have made the following issuances of securities within the last three years:

***Name: Common Stock***

Type of security sold: Equity

Final amount sold: $1,581,823

Number of Securities Sold: 1,070,969

Use of proceeds: Added key talent to its engineering, operations, and sales teams. Financing for our PaaS program. Back Office Software/Security

Date: July 12, 2022

Offering exemption relied upon: Regulation CF

***Name: Common Stock***

Type of security sold: Equity

Final amount sold: $65,002

Number of Securities Sold: 52,334

Use of proceeds: Compensation to Consultants

Date: December 31, 2022

Offering exemption relied upon: Section 4(a)(2)

***Name: Common Stock***

Type of security sold: Equity

Final amount sold: $298,875

Number of Securities Sold: 132,736

Use of proceeds: Added key talent to its engineering, operations, and sales teams. Financing for our PaaS program. Back Office Software/Security

Date: April 18, 2023

Offering exemption relied upon: Regulation CF

***Name: SAFE Agreements***

Type of security sold: SAFE Agreements

Final amount sold: $1,002,349.72

Use of Proceeds: $598,350 was related to the conversion of outstanding notes, the remaining amount was used for General Business Purposes.

Date: April 18, 2023 – June 2, 2023

Offering exemption relied upon: Section 4(a)(2)

***Name: Common Stock***

Type of security sold: Equity

Final amount sold: $ 196,467

Number of Securities sold: 233,572 (including bonus shares)

Use of proceeds: New project financing, working capital and personnel.

Date: April 30, 2024

Offering exemption relied upon: Regulation CF

***Name: Warrants***

Type of security sold: Warrants to purchase Common Stock

Amount sold: Warrants to purchase up to 150,000 shares of Common Stock

Expiration Date: December 2, 2029

Warrant Price: $1.50 or 25% of the then current market price.

Use of proceeds: N/A. In connection with an asset purchase

Date: December 2, 2024

Offering exemption relied upon: Section 4(a)(2)

***Name: Warrants***

Type of security sold: Warrants to purchase Common Stock

Amount sold: Three warrants to purchase up to 245,922 shares of Common Stock (or each for 81,974 shares) to three related parties, see "Related Party Transactions - Acquisition of FiSC" below for additional details.

Expiration Date: December 31, 2034

Warrant Price: $0.00001 subject to adjustment for certain corporate events (stock split, dividend payment, reorganization, etc.).

Use of proceeds: N/A.

Date: January 1,  2025

Offering exemption relied upon: Section 4(a)(2)

**DESCRIPTION OF CAPITAL STOCK**

*The following descriptions summarize important terms of our capital stock. This summary reflects Whooshh's Certificate of Incorporation and does not purport to be complete and is qualified in its entirety by the Certificate of Incorporation and its Bylaws. For a complete description of the company's capital stock, you should refer to our Certificate of Incorporation and our Bylaws and applicable provisions of the Delaware General Corporation Law.*

**General**

The company's authorized securities consist of up to 110,000,000 shares of common stock. As of December 31, 2024, there were 48,012,146 shares of Common Stock issued and outstanding.

***Common Stock***

*Dividend Rights*

Holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends in the foreseeable future.

*Voting Rights*

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

*Right to Receive Liquidation Distributions*

In the event of the company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the company's debts and other liabilities.

*Rights and Preferences*

Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

*Material Rights*

The company's Bylaws contain certain restrictions on a shareholder's ability to transfer their shares. Specifically, Article X of the Bylaws provides that no shareholder may transfer or sell their shares without the prior approval of the company and if the shareholder does desire to sell their shares the company has a right of first refusal to purchase the shares from the shareholder.

***SAFE Notes***

The Company has issued $1,002,349.72 in SAFE Agreements from April 2023 through June 2023. The SAFEs will automatically convert into shares of the Company's Preferred Stock upon an offering of the Company's Preferred Stock. The number of shares to be issued will be determined by dividing the face amount of the SAFEs by the lowest price per share of the Preferred Stock sold in such offering. The SAFEs will terminate upon an offering described in the previous sentence or the Company repaying the SAFEs prior to such offering.

In the event the Company is dissolved or its assets are liquidated, the SAFE holder has priority to the proceeds of such liquidation or dissolution as follows:

- Junior to payment of outstanding indebtedness and creditor claims;
- Equal to other SAFES and/or Preferred Stock; and
- Senior to Common Stock.

**What it Means to be a Minority Holder**

As an investor in Common Stock of the company, you will not have any rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

**Transferability of securities**

For a year from the sale of our share in the Regulation CF offering, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

**DILUTION**

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2023 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2024 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

**Valuation**

As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork.  The same method can produce a different valuation if used by a different person.

*Liquidation Value* —  The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc.  The liabilities of a bakery include the cost of rent or mortgage on the bakery.  However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe.  The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

*Book Value* —  This is based on analysis of the company's financial statements, usually looking at the  company's balance sheet as prepared by its accountants.  However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

*Earnings Approach* — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

**FINANCIAL DISCUSSION**

**Financial statements**

The financial statements for the year ended December 31, 2023 were audited by Fruci & Associates II, a professional limited liability company. The financial statements for the year ended December 31, 2024 are unaudited and certified by the company's management. The following discussion should be read in conjunction with our audited and unaudited financial statements and the related notes included in this Annual Report.

Whooshh Innovations Inc. was incorporated under the laws of the State of Delaware on April 27, 2018. The company was originally formed as a limited liability company under the laws of the state of Washington on October 22, 2007. Pursuant to an agreement dated March 31, 2018, the company merged with Whooshh Innovations Inc. and WI Merger Sub, Inc. with Whooshh Innovations Inc. as the surviving corporation.

*Operating Results*

We receive revenue from Passage as a Service ("PaaS"), sales, consulting services and grants/studies. Our gross revenue for the fiscal year ended December 31, 2024 ("Fiscal 2024") was $733,981 compared to gross revenues for the fiscal year ended December 31, 2023 ("Fiscal 2023") of $487,609, a roughly 51% increase. This increase in revenue was primarily attributable to the FiSC Acquisition, a real estate holding company that sublets space in the facilities where the Company offices and shop are located. The increase in revenue is primarily attributable to the collection of rental income from subletting space in the warehouse facility.

Cost of goods sold relates to materials and supplies related to a sale where the title to equipment is transferred. It does not include materials and supplies where we retain title to the product, such as occurs under PaaS or a rental. Our cost of goods sold decreased to $65,676 in Fiscal 2024 from $282,419 in Fiscal 2023, a roughly 77% decrease. This decrease was primarily driven by product leased, rather than sold, so less new inventory and supplies was required.   In addition, the majority of the revenue in Fiscal 2024, related to the FiSC Acquisition, and the costs related to that are included in the expenses below including related to "Rent" and "Utilities".

Accordingly, our gross profit increased to $668,306 in Fiscal 2024 from a gross profit of $205,191 in Fiscal 2023.

Our expenses are comprised of salaries, benefits, research and development costs, rent and utilities advertising and marketing, accounting and legal expenses, lobbying expenses, travel and entertainment, rent, utilities, production and office expenses, shop related expenses, amortization, and depreciation. We increased our total expenses to $2,900,141 in Fiscal 2024 from $2,402,104 in Fiscal 2023, a roughly 21% increase. This increase largely results from an increase of $203,577 in salaries and benefits predominately related to the issuance of 4,020,000 stock options granted to employees in 2024 under the Company's equity compensation plan.; an increase of  $114,971 in research and development related to higher levels of R&D activity, which accounted for approximately 90% of total revenue. The increase in Outside Services Production and Office Expenses of $43,768  is attributable to the engagement of a consultant serving in the role of Senior Vice President of Engineering; and an increase of $190,565 in rent and $41,104 in utilities, both attributable to the FiSC acquisition.

*Historical results and cash flows*

Prior to executing a PaaS agreement, we often participate in studies and/or are consulted to prepare a feasibility report. The timeline can also be lengthened as it often involves government and regulatory approvals by our customers. We have a few pilot projects in the pipeline that we believe have the potential to become PaaS revenue agreements in the future but will depend on multiple factors, including securing the grant awards, completion of our studies, and receiving

the required permits and regulatory approvals. As a result, there is often a long cycle before recurring PaaS revenue is recognized for a project.

We have renewed our $1M LOC from a project financing lender to facilitate faster project financing for our U.S. Government and Tribal customers' fish passage projects. This third party will be able to fund certain Company projects to allay upfront capital costs our customers would otherwise be required to fund from existing budgets.

### *Liquidity and Capital Resources*

The company had approximately $193,154 cash on hand as of December 31, 2024. Currently, we estimate our burn rate (net cash out) to be $210,000 per month.

#### *Indebtedness*

The company has financial institution lines of credit outstanding as of December 31, 2023, and 2024. In addition to these lines of credit, the company entered into a Government Contracts/Receivables Financing Agreement on August 30, 2023, establishing a $1 million revolving line of credit, which was extended in 2024. All lines of credit are fully utilized with an interest rate ranging from 3.25% to 12% with balances of $286,681 and $275,417 as of December 31, 2023, and 2024, respectively.

The company also has federal agency loan instruments with the U.S. Small Business Administration (SBA) (COVID-19 Economic Injury Disaster Loan (EIDL)) and Export Import Bank, with interest rates ranging between 3.75% and 9% and maturity dates ranging from 2 to 27 years. A general UCC security interest on company tangible property (but not on the intellectual property) is held by both the SBA and the Export Import Bank. In 2023, the Company received an additional EIDL loan of $268,800 at 3.75% interest and 30-year term. After deferment period ended, the company began making its timely monthly payments starting December 2023. In addition, the Company also carries another SBA loan under its newly acquired subsidiary, FiSC LLC, with a balance of $50,603. Other than Related Party Transactions and Convertible Notes, there were unsecured private party loans in the amount of $100,000 as of December 31, 2023 and 2024. As of December 31, 2023, the Convertible Note balance was $0, increasing to $500,000 by December 31, 2024. The amount consists of $500,000 related party Convertible Notes with conversion price at $1.50 per share with 50% bonus shares. This Note carries an interest rate of 15% per annum and matures in July 2026.

The company's total debt increased by $2,285,353, rising from $6,246,074 at year end 2023 to $8,531,427 at year end 2024, inclusive of accrued interest. A portion of the debt increase, specifically $84,708, is attributable to the FiSC Acquisition, which resulted in the assumption of additional debt obligations. The Interest expense for the years 2023 and 2024 was $294,146 and $362,733, respectively.

#### *SAFEs*

The company reached an agreement with five outstanding Convertible Note holders to exchange their existing Convertible Notes, with accrued interest to SAFEs, effective on or about April 18, 2023. The total dollar value of the Convertible Notes with accrued interest exchanged for the SAFEs is $598,350, thereby reducing the company's liabilities by the same amount.

In addition, the Company secured $504,000 from accredited investors under the SAFE offering by the year end of 2023. The SAFE notes are recorded as a long-term liability at their estimated fair value. There were no SAFE notes converted into shares of the Company's preferred stock during the period ended December 31, 2024. SAFE notes with a principal amount totaling $1,102,350 remained outstanding as of December 31, 2024.

#### *Lease*

Until January 1, 2024, the company leased office space from FiSC LLC. Effective January 1, 2024, FiSC LLC became a wholly owned subsidiary of the Company. As a result, the intercompany lease was eliminated through consolidation. The lease obligations reflected are related to its subsidiary, FiSC LLC to its lessor, the Port of Seattle. At the time of acquisition, FiSC LLC initially recognized a lease liability and a corresponding right-of-use asset totaling $605,276.

As of December 31, 2024, the Company reported an operating lease obligation with a remaining commitment of $338,648. Additionally, the right-of-use assets recognized in connection with the lease totaled $270,559, with a remaining balance of $334,717. The Company's current lease term for the operating lease ends January 31, 2026. Negotiations have started to enter a new lease at the same facility to commence February 1, 2026.

**Trends**

*Environmental*

The current macro environment is hot, quite literally, with the recorded waters off the coast of Florida reaching over 100 degrees in July 2023.High temperatures and climate change put the spotlight on how quickly we need to make changes if we are to avert and reverse the current climate warming trends. While not good news for the planet, it is potentially good news for the Company business as it adds urgency, and policy makers look for scalable, practical solutions that are ready to be deployed today. The U.S. and other foreign governments such as Canada, have made transitioning the infrastructure to mitigate climate change a priority and are backing it up with enormous financial commitments. In the United States, the 1.3 trillion-dollar Bi-partisan Infrastructure Law and 369 billion dollars allocated to Energy Security and Climate Change are some of the largest investments ever made by the U.S. government, and each includes large appropriations for environmental improvements, including fish passage.

These appropriated dollars from these two acts are only now just starting to be awarded and making their way to state favored projects. As an example, in July 2023, the Department of Energy's Office of Renewable Energy intends to make announcements which are expected to directly impact the trajectory of the Company. If the projects currently under consideration which we have applied for are awarded, the value to the Company will be more than the seven-digit monetary commitments, they would expect to be highly visible newsworthy projects as well that could well position the Company as the fish passage experts who have multiple novel yet proven fish passage product solutions available to buy today. Other entrepreneurial companies in adjacent spaces are already recognizing Whooshh in this way by entering into agreements with us which are expected to add further value to the Company in 2024 and beyond.

The fish passage problem that Whooshh product solutions address are key to overcoming NGO concerns with hydropower projects generally. While there are 2,500 hydropower sites in the United States, there are nearly 35X that number of non-powered dams, originally built for irrigation, flood control, etc. and whose importance becomes even clearer in extreme weather events. However, many of these dams can also be retrofitted to add hydropower (which will often be licensed only if they also add a fish passage retrofit, something our solutions are designed to do).

Further, as climate change puts further stress on the electrical grid, it is paramount that existing hydropower dams operate at peak efficiency. One of the well-known but least discussed problems with traditional fish passage solutions is that they require a tremendous amount of water (up to 10% or more of the river flow) to be "lost" from power generation and instead diverted to fish passage. If instead this lost water can be used for power generation, while also providing superior fish passage, the entire hydropower fleet output can be increased without building new dams, you just need to install new fish passage at a fraction of the cost. Power hungry data driven tech giants may be compelled to buy the goodwill of paying to add fish passage in exchange for access to the additional power generated. This business model is already common for wind and solar projects, and we expect it to carry over to hydropower.

The Whooshh solutions also address the need to control and remove unwanted invasive fish species from taking over the river's biomass and destroying the native ecosystems. For example, in Norway, the Company has been invited to compete for contract awards that would remove invasive pink salmon that are invading Norway's rivers where only native Atlantic salmon should live. These kinds of massive environmental impacts can only be addressed by taking an equally aggressive approach to combatting the impact and deploying new smart and AI driven solutions.

In sum, the calamities to the salmon we identified a decade ago, are spreading to other fish species and every part of the world, and we aim to deliver commercial solutions and products that can scale quickly as we transition to the rapidly changing environmental conditions in which we now live. People like change even less than fish. When faced with the choice of making changes to fish passage at dams, or making changes to our own lifestyles, we believe that most of the populous will choose the former. As such, the Company believes that the shift to electrification, the more extreme climate events, and the size, scope, and costs of the traditional fish passage solutions, has created a window of opportunity, open for the next 50 years, to provide new environmental fish passage improvements that better align with public policy objectives, and importantly, provide additional time for the planets fish species to adapt and the human species to develop and deploy new technologies that can be deployed at scale. In sum, we believe any short-term economic conditions such as higher interest rates, or a mild recession, will be outweighed by the urgent and enormous need and challenges presented to reduce climate heating carbon emissions while simultaneously growing the clean energy grid beyond what wind and solar alone can provide.

If projects are awarded timely with the flow of dollars from the Federal government intended to stimulate economic activity in infrastructure and environmental improvements, then we believe that Whooshh has an opportunity to rapidly grow the top and bottom lines in the second half of 2023 at least through the decade.

*Regulatory / Economic*
Beginning January 20, 2025, a new administration took office and promptly announced a number of Executive Orders, many of which are contrary to historical norms. It is unclear whether or if any of these orders will have an impact on the Company, except for the announced and changing tariffs on goods imported into the country. While the Company manufactures in the United States, many materials, such as steel and aluminum, are imported by suppliers from which the Company purchases from. Prices are expected to rise in 2025, reducing supply chain certainty until the tariff system is stabilized.

*New Contracts*
On March 22, 2025, the Company entered into a Commercialization Agreement to acquire the rights to develop and commercialize an automatic release cage which had been developed by a U.K. biologist. The Company released the new product "NightFlight" on Earth Day, April 22, 2025 on its website and through a Press Release that reached over 200 news organizations. The product is the Company's first available to be ordered directly on its new e-commerce storefront.

**REGULATORY INFORMATION**

**Disqualification and Compliance Failure**

Neither the company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding. The company is currently in compliance but filed its 2023 Annual Report late and filed this 2024 Annual Report late.

**RELATED PARTY TRANSACTIONS**

As of the year ended December 31, 2024, the Company has loans outstanding from related parties totaling $3,736,249 including accrued interest. All such loans mature between February 2025 and February 2029. Interest rates range from a low of 3.5% to a high of 12%. These loans were originally bridging loans during past capital raises, working capital and/or project financing for demonstration projects.

In 2024, the company borrowed $1,198,076 and made $161,551 payments from two different related parties (each an "2024 Loans"). Interest rates on these Related Party Loans range from 8.5% to 15%, each maturing on or before October 4, 2026. During the year the company extended the maturity dates of thirty-two promissory notes with seven different related parties (each an "Extended Loan"). The new maturity dates of the Extended Loans are between February 1, 2025, to October 6, 2026, and the aggregate loan amount is $1,401,174.

The following table describes outstanding loans payable to related parties as of December 31, 2024:

| Name of Related Party | Nature of Relationship | Date of Loan | Principal and Interest Outstanding as of 12/31/2024 | Interest Rate | Maturity Date |
|---|---|---|---|---|---|
| Stonebridge Financial LLC (2) | Stonebridge Financial LLC is an entity controlled by Michael Hendrickson, a Board Member | Jan 2024 | $216,816 | 15% (1) | N/A (1) |
| Marc Haugen (3) | Investor and Board Member | Aug 2016 - Feb 2018 | $132,500 | 5% - 8% | Sep 2025 |
| Cave B, LLC (2) (3) | Cave B, LLC is a company owned by Investor and Chairman of the Board, Dr. Vincent Bryan Jr. | Jan 2017 - Oct 2024 | $156,833 | 8% - 12% | Jan 2025 – Oct 2026 |
| Dr. Vincent Bryan Jr. (2) (3) | Investor and Chairman of the Board | Apr 2022 - Apr 2024 | $140,403 | 8% - 8.5% | Jun 2025 |
| Michael Hendrickson (2) (3) | Board Member, Investor, Investment Banker to the company | Dec 2016 – Oct 2024 | $276,466 | 5% - 10% | Sep 2025 |
| Headwaters Group LLC (3) | Headwaters Group LLC is a company owned by CEO, Vincent Bryan III and his spouse | Feb 2017 - Jan 2024 | $822,659 | 8% - 10% | Sep 2025 |
| Headwaters Group LLC (2) | Headwaters Group LLC is a company owned by CEO, Vincent Bryan III and his spouse | Jan 2024 | $216,816 | 15% (1) | N/A (1) |
| Familigia LLC (2) (3) | Familigia LLC is a company owned by Investor and Chairman of the Board, Dr. Vincent Bryan Jr. | Feb 2019 - Apr 2022 | $16,544 | 3.5% - 8% | Oct 2026 – Feb 2029 |
| Vincent Bryan III (2) (3) | CEO and his spouse | Aug 2021 – Jun 2024 | $1,001,286 | 8% - 12% | Feb 2025 – Dec 2025 |
| Frank Mercker (2) | Investor and Board Member | Apr 2023 - Jul 2024 | $549,110 | 15% | Jul 2026 |
| Haugen-Goldring Family Revocable Trust (2) | Company owned by Investor and Board Member | May 2357# | $206,816 | 15% (1) | N/A (1) |

(1) See "Acquisition of FiSC" below.  Beginning February 3, 2025 interest will accrue at an annual rate of 15%.
(2) 2024 Loans. $161,551 re-payments were made to Familigia LLC ($40,000) and Vincent Bryan III (121,551) in 2024, on short term loans issued during that same year.
(3) Includes one or more Extended Loans.

*Acquisition of FiSC*

Effective January 1, 2024, the Company completed the acquisition of FiSC LLC, a related entity owned as a follows:

- 33.3% by Stonebridge Financial LLC, an entity controlled by Michael Hendrickson, a Board Member
- 33.3% by Haugen-Goldring Family Revocable Trust, of which Marc Haugen (a Board Member) serves as trustee
- 33.3% our CEO Vincent Bryan III and his spouse.

FiSC is the master leaseholder operates as a master leaseholder for two buildings leased from the Port of Seattle, see "The Company and its Business - FiSC Subsidiary" above.

The Company acquired the ownership of FiSC by:

(1) Becoming the obligor on three promissory notes for an aggregate of amount $640,447 as follows:

- $216,816 to Stonebridge Financial LLC, an entity controlled by Michael Hendrickson, a Board Member
- $206,816 to Haugen-Goldring Family Revocable Trust, of which Marc Haugen (a Board Member) serves as trustee
- $216,816 to Headwaters Group LLC, a company owned by our CEO and his spouse.

All the notes were due as of February 3, 2025, at which point they accrue interest at an annual rate of 15%.

(2) Issuance of three warrants each for the purchase of 81,974 shares of Common Stock.  The warrants have an effective issuance of January 1, 2025; an exercise price $0.00001 per share (adjusted for certain corporate events) and expire on December 31, 2034.

The warrants were issued to:

- Stonebridge Financial LLC, an entity controlled by Michael Hendrickson, a Board Member
- Haugen-Goldring Family Revocable Trust, of which Marc Haugen (a Board Member) serves as trustee
- our CEO Vincent Bryan III and his spouse.

As part of the acquisition, the Company was released from an outstanding obligation totaling $1,009,331 previously owed to FiSC LLC. The liability consisted of the following:

- Intercompany loan payable: $334,550
- Accrued interest: $34,344
- Rent obligations (net of receivables): $640,437

For additional details see "Note 10- Related Party Transactions" in our financial statements.

*SAFE Notes*

In April 2023, the company sold $458,812.46 in SAFE Notes to related parties.  As follows:

- $100,000 to Vincent & Carol Bryan (Vincent Bryan is the Board Chairman)
- $100,000 to Michael & Linda Hendrickson (Michael Hendrickson is a Board Member)
- $86,270.82 to Stonebridge Financial LLC, an entity controlled by Michael Hendrickson, a Board Member*

- $86,270.82 to Haugen-Goldring Family Revocable Trust, of which Marc Haugen (a Board Member) serves as trustee*
- $86,270.82 to Vincent & Janet Bryan, Vincent Bryan our CEO and a Board Member*

*See, "Securities Being Offered and Rights of the Securities of the Company – SAFE Notes" for the terms of the notes.*

*the purchase of notes was paid through the conversion of debt.  Each of these three notes settled loans that were issued in December 2020, and had original principal amounts of $76,045.33 and interest of 6%.

In addition to the above outstanding loans and SAFE agreements the following is also a related party transaction:

**Name of Entity:** Fish Transport Systems LLC (FTS)

**Relationship to company:** Subsidiary, owned by Whooshh Innovations Inc (62.87%)

**Nature / amount of interest in the transaction:** On June 30, 2019, the company entered into a Letter of Intent to acquire all Class A Units of its subsidiary, a Washington State Limited Liability Company ("FTS"), from F&F Investors LLC, a Washington State Limited Liability Company, for an agreed cash amount of $2,662,067.

**Material Terms:** The purchased Units will represent the balance of the non-controlling interest. When added to the company's Class A Units of FTS, the company will own 100% of the subsidiary. The Letter of Intent is non-binding.



**INDEPENDENT AUDITORS' REPORT**

To the Board of Directors and Shareholders of
  Whooshh Innovation, Inc.
Seattle, Washington

### Opinion

We have audited the consolidated financial statements of Whooshh Innovations, Inc. ("the Company"), which comprise the consolidated balance sheets as of December 31, 2024 and 2023 and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Whooshh Innovations, Inc. as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

### Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Whooshh Innovation, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 12 to the financial statements, the Company's ability to continue as a going concern is dependent upon, among other things, its ability to generate sufficient cash flows from operations, and it has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding this matter is also described in Note 12. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

### Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Whooshh Innovation, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

**Members of:**
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

**Auditors' Responsibilities for the Audit of the Financial Statements**

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Whooshh Innovation, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude, whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Whooshh Innovation, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

*Fruci & Associates II, PLLC*

Spokane, Washington
June 18, 2025

# Notes to the Consolidated Financial Statements

For the financial years ended December 31, 2023 and 2024



## Table of Contents





## BALANCE SHEETS

| As of December 31, | | 2024 | | 2023 |
|---|---|---:|---|---:|
| **Assets** | | | | |
| Current Assets | | | | |
| Cash | $ | 193,154 | $ | 4,375 |
| Trade A/R - net | | 6,078 | | 33,708 |
| Inventory | | 73,547 | | 77,258 |
| Other Current | | 47,502 | | 44,196 |
| Total Current Assets | | 320,281 | | 159,536 |
| PP&E, net of accumulated depreciation | | 521,625 | | 609,800 |
| Intangibles | | 185,857 | | 0 |
| Right-of-use assets, operating lease | | 334,717 | | 183,797 |
| **Total Assets** | $ | **1,362,479** | $ | **953,132** |
| **Liabilities and Equity** | | | | |
| Current Liabilities | | | | |
| Accounts Payable | $ | 381,895 | $ | 1,056,749 |
| Wages Payable | | 134,250 | | 117,335 |
| Operating Lease, current | | 311,942 | | 86,620 |
| Interest Payable | | 669,570 | | 710,242 |
| Line of Credit | | 275,417 | | 286,681 |
| Current Portion LTD, net of discount | | 3,855,430 | | 2,922,556 |
| Other Current Liabilities | | 693,717 | | 248,076 |
| Total Current Liabilities | | 6,322,219 | | 5,428,260 |
| Deferred Tax Liability | | 233,007 | | 233,007 |
| Operating lease - net of current portion | | 26,706 | | 96,795 |
| Long Term Debt - net of current portion | | 3,731,010 | | 2,326,595 |
| **Total Liabilities** | | **10,312,941** | | **8,084,657** |
| Stockholders' Equity | | | | |
| Common Stock, par value | | 482 | | 477 |
| Additional Paid-in Capital | | 18,501,549 | | 17,665,820 |
| Shares to be issued | | - | | 2,047 |
| Accumulated Deficit | | (25,826,557) | | (23,176,789) |
| Non-Controlling Interest | | (1,625,936) | | (1,623,079) |
| **Total Equity** | | **(8,950,462)** | | **(7,131,524)** |
| **Total Liabilities and Equity** | $ | **1,362,479** | $ | **953,132** |

## INCOME STATEMENT

| For the Years Ended December 31, | | 2024 | | 2023 |
|---|---|---:|---|---:|
| **Gross Revenue** | $ | 733,981 | $ | 487,609 |
| Net Sales | | 733,981 | | 487,609 |
| | | | | |
| Cost of Goods Sold | | 65,676 | | 282,419 |
| | | | | |
| Total Cost of Goods Sold | | 65,676 | | 282,419 |
| **Gross Profit** | | **668,306** | | **205,191** |
| Salaries and Benefits | | 1,281,241 | | 1,081,110 |
| Salaries and Benefits (R&D) | | 167,238 | | 163,792 |
| R&D | | 122,956 | | 7,985 |
| Advertising and Marketing | | 77,786 | | 138,748 |
| Professional Services - Accounting and Tax | | 33,315 | | 35,720 |
| Professional Services - Legal | | 16,297 | | 20,808 |
| Professional Services - Lobbying | | - | | 28,748 |
| Travel and Entertainment | | 32,873 | | 38,231 |
| Rent | | 288,905 | | 98,340 |
| Utilities | | 63,865 | | 22,761 |
| Outside Services - Production and Office Expenses | | 392,770 | | 349,002 |
| Shop Related | | 8,774 | | 9,621 |
| Depreciation | | 414,122 | | 407,237 |
| Total Expenses | | 2,900,141 | | 2,402,104 |
| **Operating Income (Loss)** | | **(2,231,835)** | | **(2,196,913)** |
| | | | | |
| Foreign Exchange (Gain) Loss | | 2,281 | | 35 |
| Interest (Income) | | (6,676) | | 31 |
| Other (Income) | | (749) | | (615) |
| Interest Expense | | 362,733 | | 294,146 |
| Amortization of Loan Fees | | 63,199 | | 186,724 |
| (Gain) Loss on Settlement | | - | | 5,000 |
| **Income before income taxes** | | **(2,652,625)** | | **(2,682,235)** |
| Deferred Tax Expense | | - | | - |
| **Net Income** | $ | **(2,652,625)** | $ | **(2,682,235)** |


|  | Common Shares | | Paid-In Capital | Shares to be issued | Accumulated Deficit | Non-Controlling Interest | Shareholders' Deficit |
|---|---|---|---|---|---|---|---|
|  |  |  |  |  | 62.87% | 37.13% |  |
|  | Shares par value | Amount $ 0.00001 |  |  |  |  |  |
| **Balance - December 31, 2022** | 47,100,297 | $ 473 | $ 16,587,898 | $ - | $ (20,499,414) | $ (1,618,220) | $ (5,529,263) |
| Shares issued for cash | 272,820 | 2.73 | 654,766 |  |  |  | 654,769 |
| Shares Issued related to AP settlement | 18,666 | 0.19 | 49,998 |  |  |  | 49,998 |
| Shares issued related to Reg CF offering | 155,651 | 1.56 | 268,369 |  |  |  | 268,370 |
| Offering Costs |  |  | (39,760) |  |  |  | (39,760) |
| Shares to be issued related to Reg CF offering |  |  |  | 2,047 |  |  | 2,047 |
| Issuance of warrants in conjuction of debt |  |  | 84,406 |  |  |  | 84,406 |
| Shares based compensation |  |  | 60,144 |  |  |  | 60,144 |
| Net Income/Loss |  |  |  |  | (2,677,375) | (4,860) | (2,682,235) |
| **Balance - December 31, 2023** | 47,547,434 | $ 477 | $ 17,665,820 | $ 2,047 | $ (23,176,789) | $ (1,623,079) | $ (7,131,525) |
| Shares issued for cash |  |  |  |  |  |  | - |
| Shares Issued related to AP settlement | 14,000 | 0.14 | 21,000 |  |  |  | 21,000 |
| Shares issued related to Reg CF offering | 156,424 | 1.56 | 80,744 |  |  |  | 80,746 |
| Offering Costs |  |  | (9,422) |  |  |  | (9,422) |
| Shares to be issued related to Reg CF offering |  |  |  | (2,047) |  |  | (2,047) |
| Shares Issued upon warrant exercise | 294,288 | 2.94 | 132,770 |  |  |  | 132,773 |
| Shares based compensation |  |  | 175,094 |  |  |  | 175,094 |
| Warrants issued in conjunction with asset acquisition |  |  | 185,857 |  |  |  | 185,857 |
| Business combination with FiSC LLC |  |  | 249,686 |  |  |  | 249,686 |
| Net Income/Loss |  |  |  |  | (2,649,768) | (2,857) | (2,652,625) |
| **Balance - December 31, 2024** | 48,012,146 | 482 | 18,501,549 | - | (25,826,557) | (1,625,936) | (8,950,462) |

# Consolidated Financial Statements
Audited

## STATEMENT OF CASH FLOWS

| For the Years Ended December 31, | | 2024 | | 2023 |
|---|---|---|---|---|
| **Cash Flows from Operating Activities:** | | | | |
| **Net Income (loss)** | $ | (2,652,625) | $ | (2,682,235) |
| **Adjustments to reconcile net income** | | | | |
| **to net cash used in operating activities:** | | | | |
| Depreciation Expense | | 414,122 | | 407,237 |
| Amortization of loan fees and debt discount | | 63,199 | | 186,724 |
| (Gain) Loss on settlement of debt | | | | 5,000 |
| Shares based compensation | | 175,094 | | 60,144 |
| **Decrease (increase) in operating assets** | | | | |
| Accounts Receivable | | 78,041 | | (13,083) |
| Inventory | | 3,710 | | 489 |
| Other assets | | (3,306) | | 39,501 |
| **Increase (decrease) in operating liabilties** | | | | |
| A/P and accrued liabilities | | 50,174 | | 172,575 |
| Operating lease liability | | 4,313 | | (2,591) |
| Other current liabilities | | 371,764 | | 11,019 |
| **Net cash provided by (used in) operating activities** | | (1,495,514) | | (1,815,220) |
| | | | | |
| **Cash flows from investing activities:** | | | | |
| Proceeds from (Purchases of) PP&E | | (28,422) | | 19,793 |
| **Net cash (used) provided by investing activities** | | (28,422) | | 19,793 |
| | | | | |
| **Cash flows from financing activities:** | | | | |
| Issuance of common shares | | - | | 654,769 |
| Proceeds from Reg CF, net offering costs | | 71,323 | | 228,610 |
| Shares to be issued, Reg CF Offering | | (2,047) | | 2,047 |
| Proceeds from/(Repayments of) debt | | 1,583,998 | | 676,939 |
| Proceeds from warrant/note/option exercise | | 59,440 | | - |
| **Net cash provided (used) by financing** | | 1,712,715 | | 1,562,365 |
| | | | | |
| **Net decrease in cash and cash equiv.** | | **188,779** | | **(233,062)** |
| Cash and cash equivalents, beg of year | | 4,375 | | 237,437 |
| **Cash and cash equivalents, end of period** | $ | **193,153** | $ | **4,375** |
| | | | | |
| Supplemental disclosures: | | | | |
| **Noncash investing & financing activities disclosure:** | | | | |
| Common shares issued for AP settlement | $ | 21,000 | $ | 44,998 |
| Cashless warrant exercise (in cojuntion with debt) | | 73,333 | | |
| Convertible Notes reclassified to SAFE Financing | | | | 598,350 |
| Recognition of ROU asset and lease liability | | 650,447 | | 176,750 |
| APIC increase from acquisition | | 249,686 | | |

See accompanying notes to the financial statements



## Note 1 – NATURE OF OPERATIONS

Whooshh Innovations, Inc. was organized as "C" Corporation in the State of Delaware on April 27, 2018, and has two subsidiaries, Fish Transport Systems LLC, and FISC LLC. The company previously operated as a limited liability company formed in the State of Washington and operating under two different names Whooshh Innovations LLC from 2013 – 2018; and Picker Technologies LLC from 2007 – 2013. Historically, the Company conducted some limited aquaculture and fish handling product distribution through its 62.87% majority-owned subsidiary, Fish Transport Systems, LLC, a Washington State Limited Liability Company. FISC LLC is a wholly owned subsidiary of Whooshh Innovations Inc. It operates as a master leaseholder for two buildings leased from the Port of Seattle and subleases space within those buildings to various subtenants.

## Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements is as follows:

### Lease Policy

The Company has adopted Accounting Standards Codification 842 (ASC 842) as of January 1, 2023. Operating leases are accounted for on the balance sheet within "Operating lease right-of-use-assets", and Lease Liabilities recognized in "Operating Lease Liabilities", current and non-current.

### Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

### Basis of Consolidation

The Consolidated Financial Statements include the accounts of Whooshh Innovations, Inc. and its controlled subsidiaries. All intercompany accounts and transactions have been eliminated in the Consolidated Financial Statements.

It is the Company's policy that in cases where the Company has the majority but not 100% of the controlling interest, then all (100%) of the assets and liabilities are included in the Consolidated Financials Statement, and a non-controlling interest held by third parties is recognized in equity. All revenue and expenses are recognized and a separate allocation of profit and losses, including those to the non-controlling interest.

The following is a summarized presentation of select financial line items from the statement of shareholders' equity and operations of the related non-controlling interests:

| Consolidated Statement of Shareholders' Equity | For the Year Ended December 31, | |
|---|---|---|
| | **2024** | **2023** |
| | | |
| Common Shares | 482 | 477 |
| Additional paid-in capital | 18,501,549 | 17,665,820 |
| Shares to be issued | - | 2,047 |
| Accumulated deficit | (25,826,557) | (23,176,789) |
| | (7,324,526) | (5,508,445) |
| | | |
| Non-controlling interests | (1,625,936) | (1,623,079) |
| **Total shareholders' equity** | (8,950,462) | (7,131,524) |


For the financial years ended December 31, 2023 and 2024

| Consolidated Income Statement | For the Year Ended December 31, | |
|---|---|---|
| | **2024** | **2023** |
| | | |
| Revenues | 733,981 | 487,609 |
| Expenses | (3,386,606) | (3,169,844) |
| **Consolidated Net income (loss)** | (2,652,625) | (2,682,235) |
| | | |
| Net Income (loss) attributable to the non-controlling interests | (2,857) | (4,860) |
| **Net Income (loss) Attributable to Whoosshh Innovations Inc.** | (2,649,768) | (2,677,375) |

The non-controlling interest for Fish Transport Systems LLC represents a 37.13% interest

## Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The accounting estimates used in the preparation of our Consolidated Financial Statements will change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Actual results could differ from those estimates.

## Cash and Equivalent

Cash and equivalents include all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less from the date of purchase. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. Notwithstanding the foregoing, the Company did not have cash in excess of insured limits in any Company accounts for either year end reported.

## Restricted Cash

The Company did not have restricted cash balance, deposits held as compensating balances or cash segregated in compliance with federal or other regulations as of December 31, 2023.

As of December 31, 2024, the Company had $66,000 in restricted cash from its newly acquired subsidiary. This amount is not available for use but is reserved to fulfill the lease requirement with the Port of Seattle.

In accordance with ASC 230, the following table provides a reconciliation of cash, cash equivalents, and restricted cash as presented in the Company's consolidated statement of cash flows:

**Reconciliation of Cash, Cash Equivalent, and Restricted Cash:**

| Description | Amount |
|---|---|
| Cash and cash equivalents | $127,154 |
| Restricted cash | $66,000 |
| Total cash, cash equivalents, and restricted cash | $193,154 |

## Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible.  It also considers



any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. In estimating the allowance for doubtful accounts, the Company incorporates both current and forecasted economic conditions focusing on factors expected to influence credit losses. In accordance with ASC 326, the allowance is measured at origination and reflects an estimate of lifetime expected credit losses. As significant judgment is required, the review of the appropriateness of the allowance for credit losses is performed annually by the finance department with participation by the Company's executive management.

Based on these assessments, the Company determined that an allowance for doubtful accounts on its accounts receivable balance as of December 31, 2023 and 2024 was not necessary.  As of December 31, 2023, the Company's total trade receivables amounted to $33,708. By December 31, 2024, this amount had decreased to $6,078.

## Inventory Valuation
Inventories are stated at lower of cost and net realizable value and valued on either an average or a specific identification cost basis. Inventory costs primarily consist of parts from the Company's suppliers, as well as work in process. The Company conducted its physical inventory count for the fiscal year ending December 31, 2023 and 2024. There was no obsolete inventory recognized as an expense in 2023 or 2024. The following is a summary of inventory by major category:

|  | December 31, 2024 | December 31, 2023 |
| --- | --- | --- |
| Raw materials | $63,067 | $66,778 |
| Work-in-process | $10,480 | $10,480 |
| Total Inventory | $73,547 | $77,258 |

Several factors may influence the realizability of our inventories, including technological changes and new product development. The provision for excess and/or obsolete raw materials is based primarily on near-term forecasts of product demand and includes consideration of new product introductions, as well as changes in remanufacturing strategies. The provision for excess and/or obsolete service parts inventory is based primarily on projected servicing requirements over the life of the related equipment populations.

## Property and Equipment
Property, equipment, and software are recorded at cost when purchased and internally developed. For book purposes, depreciation/amortization on the majority of internally developed equipment is recorded using a straight-line over the expected life of the asset.  Upon completion of a CIP asset, depreciation begins and continues through the useful life of the asset. The assets may be leased multiple times and or retained as a demo unit. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. Depreciation expenses amounted to $407,237 for the year ended December 31, 2023, and $414,122 for the year ended December 31, 2024. The balances on December 31, 2023 and 2024 consist of property and equipment with estimated useful lives ranging from three to five years.



For the financial years ended December 31, 2023 and 2024

| | For the Year Ended December 31, | |
|---|---|---|
| | **2024** | **2023** |
| Lab Equipment | $321,692 | $327,778 |
| Computer Software | $93,461 | $88,966 |
| Computer Hardware | $30,880 | $26,216 |
| Furniture & Fixtures | $14,931 | $14,931 |
| Service Vehicles | $27,023 | $27,023 |
| Demo System | $3,298 | $0 |
| Scanners | $114,944 | $114,944 |
| Leasehold Improvement | $365,536 | $0 |
| Leased Asset (Currently Leased) | $15,965 | $0 |
| Leased Asset (Available for Lease) | $1,876,808 | $2,353,231 |
| Fixed Assets subtotal | $2,864,537 | $2,953,089 |
| Accumulated Depreciation | -$2,342,912 | -$2,343,289 |
| Fixed Assets, less accumulated depreciation | $521,625 | $609,800 |

In December 2024, the Company entered into an Asset Purchase Agreement with Natural Solutions – A Dam Site Better LLC, pursuant to which it acquired certain tangible and intangible assets, including equipment, trade business name, web domains, and proprietary technology, in exchange for considerations as follows:

- 50% of net profits from sales or leases of Tangible Assets, for assets which transferred to Company at closing.
- A 5% sales commission on Seller products sold by Seller as an agent of Company after the agreement date, if any.
- 90% of accounts receivable collected by Whooshh for pre-May 28, 2024 deliveries unpaid at closing, if any.
- 25% of royalties from licenses of Seller's patents, if any, for five years from the agreement date.
- Warrants to purchase up to 150,000 Whooshh shares over five years.

The transaction was accounted for as an asset acquisition under ASC 805-50, Business Combinations – Related Issues, as the acquired assets did not constitute a business.

## Business Combinations and Common Control Transactions

The Company accounts for business combinations in accordance with ASC 805, applying the acquisition method to recognize identifiable assets acquired, liabilities assumed, and any resulting goodwill.

For transactions between entities under common control, such as the combination with FiSC LLC, the Company applies the carryover basis of accounting in accordance with ASC 805-50. Under this method, the assets and liabilities of the acquired entity are recorded at their historical carrying amounts, and no goodwill is recognized.

## Investment in Fixed Assets

Investments held as fixed assets are stated at cost less any impairment losses. If at any point investments are denominated in foreign currencies, they are treated as monetary assets and revalued at each year end date.

# Notes to the Consolidated Financial Statements
For the financial years ended December 31, 2023 and 2024



## Revenue Recognition
On May 28, 2014, the FASB issued Accounting Standards Update No. 2014-09 – *Revenue from Contracts with Customers (Topic 606)*. The application of the following five steps guides the recognition of revenue pursuant to the core principles of the new standard:

- Identify the contract with a customer.
- Identify the separate performance obligations.
- Determine the transaction price.
- Allocate the transaction price to the performance obligations.
- Recognize revenue when (or as) the performance obligation is satisfied.

Revenue summarized based on revenue type are as follows for the years ended December 31, 2023, and 2024:

| Type | 2024 | | 2023 | |
|------|------|------|------|------|
| Grant/Study | $224,471 | 31% | $226,059 | 46% |
| PAAS | $0 | 0% | $0 | 0% |
| Sale | $8,372 | 1% | $256,150 | 53% |
| Service | $501,138 | 68% | $5,400 | 1% |
| Grand Total | $733,981 | 100% | $487,609 | 100% |

For the year ended December 31, 2024, the Company recognized $499,666 in lease revenue as a service from its wholly owned subsidiary, FiSC LLC.

The Company bills for the sale or use of its systems on a monthly basis and recognizes revenue in accordance with the terms of the contract or service agreements.  More specifically, revenue related to services and sales of products is recognized as follows:
   a. PAAS – Passage as a Service Revenue is recurring revenue that the company receives over an extended period (at least 6 months) where title to product is not transferred. The contract will require one or more deliverables described b through e below. Therefore, revenue is recognized by the product or service rendered on a contract-by-contract basis.
   b. Sale of product, parts, and equipment
      (i) Revenue from sales is recognized when the Company has delivered the equipment to its customers. The location of the delivery is the place risk transfers to the customer and is specified in the contract (i.e. Ex Works, FCA, CIP, etc.) and may be at Whooshh offices or at the customers offices, pursuant to the terms of the Contract.
      (ii) Sales of standard (non-custom) products are supported by a minimum warranty of 90 days or one year. Such warranty is limited to repair or replacement of the component part and does not exceed the length of warranty offered by the OEM of the component. As a result, there is no deferral of sales revenue for revenue recognition purposes.
   c. Lease/Rental income
      Rental income from operating leases is recognized on a straight-line basis over the lease term, in accordance with ASC 842.
   d. Rendering of services
      As a practical expedient the Company recognizes revenue from logistics services after the time the services are rendered, and the invoice issued based on the actual service provided in accordance with the contract.
   e. Research and Grants
      Reimbursements of research and grants are recognized as cost reimbursement. Grant and contract revenue is recognized and recorded as related research expenses are incurred, for both



direct costs and any allocated indirect costs. Any advances received prior to performing the required research are recorded as deferred revenue.

All revenue types based on geographic area for the years ended December 31, 2023 and 2024 is summarized as follows:

| Country | 2024 | | 2023 | |
|---|---|---|---|---|
| Sweden | $39,936 | 5% | $0 | 0% |
| United Kingdom | $50,000 | 7% | $0 | 0% |
| USA | $644,045 | 88% | $487,609 | 100% |
| Grand Total | $733,981 | 100% | $487,609 | 100% |

For the year ended December 31, 2023, the Company had two customers, each contributing more than 10% of total revenue. These customers accounted for approximately 25% and 62% of the total revenue, respectively, for the year.

For the year ended December 31, 2024, approximately 12% of the Company's total revenue was generated from a single customer.

## Warranty

In contracts where there is a sale of equipment (title changes hands), Company passes through the OEM warranty to the customer.  The warranty for the component is typically not less than 90 days or more than one year. Company's warranty to customer will mirror the OEM warranty for the component part.  As such, no costs have been incurred on historical product sales other than nominal shipping costs, and no accruals have been made in these financial statements as any future warranty costs on outstanding products is not material.

## Fair Value Measurements

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, accounts receivable, accounts payable and accrued expenses) is at its approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

*Level 1*—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

*Level 2*—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

*Level 3*—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

## Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation.  Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.  Employee incentive stock



options have a standard vesting period of 4 years with a one-year cliff. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

## Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs may be deferred. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

## Research and Development

Research and development costs are expensed as incurred. The Company also capitalizes labor necessary to construct the asset e.g. large equipment to be sold to its customers upon reaching technological feasibility and amortized these costs based on estimated economic life (varies from three to five years). Research and Development credits in accordance with IRS guidelines are utilized for tax purposes. The research and development expenses were $171,777 in 2023 and $290,194 in 2024, respectively.

## Foreign Currency

Foreign currency transactions are translated into US Dollar using the exchange rate prevailing at the dates of the transactions.  Foreign exchange gains and losses are recognized in the income statement.

## Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.  We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances, and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.  For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

## Advertising and Marketing Costs

Advertising costs are expensed as incurred. Advertising expenditures totaled $138,748 and $77,786 at the end of 2023 and 2024, respectively.

## Shipping and Handling

The Company includes shipping and handling costs relating to the delivery of products and equipment to the customers by third parties as part of Cost of Goods Sold.  Shipping and Handling costs for the years 2023 and 2024 were $7,196 and $5,703 respectively.

## Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share.  Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive, and consist of the following:

# Notes to the Consolidated Financial Statements



For the financial years ended December 31, 2023 and 2024

| | 2024 | 2023 |
|---|---|---|
| Common Stock | 48,012,146 | 47,547,434 |
| Convertible notes (Convertible to Common Stock)* | 750,000 | - |
| Warrants to purchase common stock | 3,668,775 | 4,085,907 |
| Stock options | 9,034,596 | 5,014,596 |
| Total potentially dilutive shares | 61,465,517 | 56,647,937 |

*Convertible notes potential shares calculated based on convertible exercise price of $1.50 per share.

## Shared Work Program

On June 22, 2023, the Company applied for the Washington State Shared Work program to mitigate the impact of a brief economic downturn and stabilize the business. During the latter half of 2023 and 2024, the Company utilized the Washington State Shared Work program to reduce its payroll burden. The employees received a prorated percentage of unemployment insurance benefits to compensate for the reduced hours.

## Segment Reporting

The Company reports operating segments in accordance with ASC 280 under US GAAP, which requires disclosure of financial and descriptive information about reportable segments. Based on this guidance, the Company has determined that its Chief Executive Officer (CEO) is the Chief Operating Decision Maker (CODM). The CODM evaluates the Company's performance and makes decisions about resource allocation on a consolidated basis. An operating segment is a component of the Company:

- that engages in business activities from which it may earn revenues and incur expenses;
- whose operating results are regularly reviewed by the Chief Executive Officer (CEO) to make decisions about resources to be allocated to the segment and assess its performance; and
- for which discrete financial information is available.

Segment information reported includes measures of revenue, operating income (loss), total assets, and other items necessary to reconcile to the Company's consolidated financial statements, as required by ASC 280. Inter-segment revenues and expenses are eliminated in consolidation. The accounting policies used for segment reporting are the same as those described in the summary of significant accounting policies, unless otherwise noted.

## NOTE 3 – STOCKHOLDERS' EQUITY

### Common Stock

The Company has authorized 110,000,000 shares of $0.00001 par value common stock. As of December 31, 2024, 48,012,146 shares of common stock were issued and outstanding. Changes in common stock between 2023 and 2024 relate to the issuance of 464,712 new shares from the following:

- 156,424 shares issued during the Company's Regulation Crowdfunding (Reg CF) for a total raise of $71,322.
- 294,288 shares issued from exercised warrants in the amount of $132,771.
- 14,000 shares issued to a consultant for services rendered pursuant to a written agreement during this period, a reduction of payables of $17,500.

During the year ended December 31, 2023, the Company recorded 1,070,969 shares of common stock issued under its Reg CF campaign for a value of $1,581,823. The Company incurred offering costs amounting to $39,760 related to its 2023 Reg CF campaign.

During the year ended December 31, 2024, the Company recorded 156,424 shares of common stock issued under its Reg CF campaign for a value of $71,322. The Company incurred offering costs amounting to $9,422 related to its 2024 Reg CF campaign.



## Warrants and Convertible Notes

As of December 31, 2024, 3,668,775 shares of common stock warrants were outstanding. The majority of common stock warrants were issued prior to 2019 totaling 4,441,252 as of year-end 2018. Total common stock warrants outstanding for years ending 2023 and 2024 were 4,085,907 and 3,668,775 respectively. Most warrants were issued at $1.00 per share or more. Changes in warrants between 2023 and 2024 result from 302,564 expired warrants, 264,568 exercised warrants, and 150,000 new warrants issued.

| | December 31,2024 | | December 31,2023 | |
| --- | --- | --- | --- | --- |
| | Warrants | Weighted Average Exercise Price | Warrants | Weighted Average Exercise Price |
| Outstanding - beginning of year | 4,085,907 | | 4,040,497 | |
| Issued | 150,000 | $1.50 | 260,410 | $2.05 |
| Exercised | (264,568) | | - | |
| Cancelled | - | | (75,000) | |
| Expired | (302,564) | | (140,000) | |
| Outstanding - end of year | 3,668,775 | $1.12 | 4,085,907 | $0.93 |
| | | | | |
| Weighted average grant date fair value of warrants granted during year | $0.84 | | $0.10 | |
| | | | | |
| Weighted average duration (years) to expiration of outstanding warrants at year-end | 2.55 | | 2.83 | |

## Equity Incentive Plan (EIP) Stock Options

The Company has reserved 19,120,496 of its common stock pursuant to the 2018 Equity Incentive Plan. 9,034,596 EIP stock options are issued and outstanding as of December 31, 2024. Changes in EIP stock options between 2023 and 2024 are the result of newly issued EIP Options. See Note 4.

## Non-Controlling Interests

The Company has owned a 62.87% controlling interest in Fish Transport Systems LLC throughout the reporting period. According to the sections 3.5 and 3.2 of the LLC Operating agreement, losses will be allocated first to the members with positive capital account balances (section 3.5). If the losses are greater than the total positive capital account balance, the excess losses will be allocated to all members based on their ownership interests (section 3.2). As a result, financial losses from the LLC were allocated to the non-controlling interest in the amount of $4,860 for 2023 and $2,857 for 2024. Cumulative losses in the non-controlling interest are $1,625,936 as of December 31, 2024.

## NOTE 4 – COMPANY EQUITY INCENTIVE PLAN

### Stock Plan

The Company has adopted the 2018 Equity Incentive Plan (the "Plan"), which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The Plan was adopted as of June 15, 2018, with initial grants carried over from conversion of the Company's Employee Profit Interests Plan under its organization as a Limited Liability Company upon conversion to a 'C' Corp in 2018. Under the Plan, the number of shares authorized was 19,120,496. The option exercise price generally may not be less than the



underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee are limited depending on the type of award. Stock options comprise all of the awards granted since the Plan's inception. In 2024, the Company granted 4,020,000 stock options to its employees and consultants under the plan. These options were granted on October 1st, have an exercise price of $1.50 per share, and vest over a period of four years, including a one-year cliff. Shares remaining in the EIP pool and available for grant under the Plan amounted to 10,058,817 as of December 31, 2024.

Vesting generally occurs over a period of four years. A summary of information related to stock options for the year ending December 31, 2024 and December 31, 2023 is as follows:

| | December 31,2024 | | December 31,2023 | |
| --- | --- | --- | --- | --- |
| | Options | Weighted Average Exercise Price | Options | Weighted Average Exercise Price |
| Outstanding - beginning of year | 5,014,596 | | 5,275,496 | |
| Granted | 4,020,000 | $1.50 | - | |
| Exercised | - | | - | |
| Forfeited and Expired | - | | (260,900) | |
| Outstanding - end of year | 9,034,596 | $1.12 | 5,014,596 | $0.81 |
| | | | | |
| Exercisable at end of year | 4,940,429 | $0.80 | 4,820,425 | $0.79 |
| | | | | |
| Weighted average grant date fair value of options granted during year | $0.99 | | N/A | |
| | | | | |
| Weighted average duration (years) to expiration of outstanding options at year-end | 8.23 | | 4.80 | |
| Exercisable at year-end should only include vested amounts. | | | | |

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes Option Pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. The Company has included a



50% discount on its valuation, due to "lack of marketability", bylaws, federal and state transfer restrictions, and no active secondary market for the Company's underlying common shares. The assumptions utilized for option grants during the year ended December 31, 2023 and 2024 are as follows:

|  | 2024 | 2023 |
|---|---|---|
| Risk Free Interest Rate | 4% | 6% |
| Expected Dividend Yield | 0% | 0% |
| Expected Volatility | 60% | 60% |
| Expected Life (years) | 10 | 10 |
| Fair Value per Stock Options | $1.50 | $1.50 |

Stock-based compensation expense was recognized under FASB ASC 718 for the year ending December 31, 2024. Stock based compensation for 2023 and 2024 was $60,144 and $175,094 respectively. This expense was recorded under Salaries and Benefits. The amount of stock-based compensation to be recognized in the future is $1,896,860.

## NOTE 5 – EMPLOYEE RETIREMENT PLANS
The Company maintains a defined contribution retirement plan for its eligible employees (the 401(k) Safe Harbor Matching Contribution Plan). Employees are eligible to participate in the 401(k) Plan three months after their original date of service. Eligible employees are automatically enrolled in the 401(k) Safe Harbor Plan at a 3.5% deferral rate unless the employee elects otherwise. The Company will make a matching contribution in an amount equal to 100.00% of the Employee Contributions that are not in excess of 3.50% of the employees' compensation. All contributions are vested immediately. The Company recognized expenses associated with employee retirement plans of $33,604 in 2023 and $37,116 in 2024.

## NOTE 6 – COMPANY DEBT
The Company has financial institution lines of credit outstanding as of December 31, 2023, and 2024. In addition to these lines of credit, the Company entered into a Government Contracts/Receivables Financing Agreement on August 30, 2023, establishing a $1 million revolving line of credit, which was extended in 2024.  All lines of credit are fully utilized with an interest rate ranging from 3.25% to 12% with balances of $286,681 and $275,417 as of December 31, 2023, and 2024, respectively.

The Company also has federal agency loan instruments with the U.S. Small Business Administration (SBA) (COVID-19 Economic Injury Disaster Loan (EIDL)) and Export Import Bank, with interest rates ranging between 3.75% and 9% and maturity dates ranging from 2 to 27 years. A general UCC security interest on Company tangible property (but not on the intellectual property) is held by both the SBA and the Export Import Bank.  On March 15, 2021, SBA announced extended deferment periods for all disaster loans, including the COVID-19 Economic Injury Disaster Loan (EIDL) program, until 2023.  Starting the week of April 6, 2021, SBA has raised the loan limit for the COVID-19 EIDL program from 6-months of economic injury with a maximum loan amount of $150,000 to up to 24-months of economic injury with a maximum loan amount of $500,000. In 2023, the Company received an additional EIDL loan of $268,800 at 3.75% interest and 30-year term. After deferment period ended, the company began making its timely monthly payments starting December 2023. In addition, the Company also carries another SBA loan under its newly acquired subsidiary, FiSC LLC, with a balance of $50,603.

Other than Related Party Transactions (See Note 10) and Convertible Notes there were unsecured private party loans in the amount of $100,000 as of December 31, 2023 and 2024.

As of December 31, 2023, the Convertible Note balance was $0, increasing to $500,000 by December 31, 2024. The amount consists of $500,000 related party Convertible Notes with conversion price at $1.50 per



share with 50% bonus shares. This Note carries an interest rate of 15% per annum and matures in July 2026.

The Company's total debt increased by $2,285,353, rising from $6,246,074 at year end 2023 to $8,531,427 at year end 2024, inclusive of accrued interest. A portion of the debt increase, specifically $84,708, is attributable to the acquisition of FiSC LLC, which resulted in the assumption of additional debt obligations.  The Interest expense for the years 2023 and 2024 was $294,146 and $362,733, respectively.

## SAFE Notes

The Company issued Simple Agreement for Future Equity ("SAFE") notes to investors during the year ended December 31, 2023. The SAFE notes provide the investors with the right to certain shares of the Company's capital stock upon equity financing.

In a Unanimous Written Consent on March 27, 2023, the Company Board authorized the Company to make a security offering under a "Simple Agreement for Future Equity" (SAFE) to accredited investors under the standard terms of the Y Combinator MFN SAFE template to bridge to a potential future equity event, reduce Company debt and increase its cash reserves in light of a shifting bank and lending environment resulting from the fallout of certain bank failures and inflation more generally. The Board did not set any limit on the number or amount of SAFE's authorized thereunder.

Pursuant to advice from legal counsel, the Company reached agreement with five outstanding Convertible Note holders to exchange their existing Convertible Notes, with accrued interest to the approved SAFE, effective on or about April 18, 2023. The total dollar value of the Convertible Notes with accrued interest exchanged for the SAFEs is $598,350, thereby reducing the Company's liabilities by the same amount.  In addition, the Company secured $504,000 from accredited investors under the SAFE offering by the year end of 2023.  The SAFE notes are recorded as a long-term liability at their estimated fair value.

There were no SAFE notes converted into shares of the Company's preferred stock during the period ended December 31, 2024. SAFE notes with a principal amount totaling $1,102,350 remained outstanding as of December 31, 2024.



The minimum principal payment schedules each year for the next five years is as follows:

| Principal Loan Obligations | 2025 | 2026 | 2027 | 2028 | 2029 | 5+ Years |
|---|---|---|---|---|---|---|
| 1 | $110,000 | | | | | |
| 2 | $842,490 | | | | | |
| 3 | $138,000 | | | | | |
| 4 | $272,236 | | | | | |
| 5 | $162,663 | | | | | |
| 6 | $75,000 | | | | | |
| 7 | $206,816 | | | | | |
| 8 | $753,942 | | | | | |
| 9 | $25,147 | | | | | |
| 10 | $235,083 | | | | | |
| 11 | $250,000 | | | | | |
| 12 | $500,000 | | | | | |
| 13 | $275,000 | | | | | |
| 14 | $216,816 | | | | | |
| 15 | $417 | | | | | |
| 16 | $5,479 | $500,729 | | | | |
| 17 | $5,658 | $3,300 | | | | |
| 18 | $54,242 | $54,242 | $54,242 | $6,340 | | |
| 19 | $1,860 | $1,860 | $1,860 | $1,860 | $1,860 | $41,303 |
| 20 | | $15,403 | | | | |
| 21 | | $1,347,722 | | | | |
| 22 | | $38,569 | $41,071 | | | |
| 23 | | $7,228 | $9,907 | $10,284 | $10,636 | $380,245 |
| 24 | | | | $100,000 | | |
| 25 | | | | | | $1,102,350 |
| Total | $4,130,846 | $1,969,054 | $107,079 | $118,484 | $12,496 | $1,523,898 |

## NOTE 7 – LEASE OBLIGATIONS

The Company has adopted Accounting Standards Codification 842 (ASC 842) as of January 1, 2022. Operating leases are accounted for on the balance sheet within "Operating lease right-of-use-assets", and Lease Liabilities recognized in "Operating Lease Liabilities", current and non-current.

The Company leases from FiSC LLC a portion of the buildings for its manufacturing and office space at prices below market value. Monthly lease obligations under the agreement are base rent starting at $6,680 per month for a combined office and manufacturing space of 12,500 square feet, plus 12% of common area operating costs, including excise tax, subject to actual expenses. This base rent is below market rates. As of December 31, 2023, the Company has recognized right-of-use assets of $7,047 related to the lease ending January 31, 2024, with a total balance of $183,797 due to the lease extension. As of the same date, the Company's total remaining operating lease commitments amount to $183,415.

Effective January 1, 2024, FiSC LLC became a wholly owned subsidiary of the Company. As a result, the intercompany lease was eliminated through consolidation. The lease obligations reflected are related to its subsidiary, FiSC LLC to its lessor, the Port of Seattle. At the time of acquisition, FiSC LLC initially recognized a lease liability and a corresponding right-of-use asset totaling $605,276.

As of December 31, 2024, the Company reported an operating lease obligation with a remaining commitment of $338,648. Additionally, the right-of-use assets recognized in connection with the lease totaled $270,559, with a remaining balance of $334,717.



The right-of-use assets were calculated based on the present value of lease payments over the lease term. The Company recognizes lease expense on a straight-line basis over the lease term and does not have any material variable lease payments or residual value guarantees. The Company did not have any finance leases as of December 31, 2024.

A summary of operating lease assets and liabilities as of December 31, 2024, are as follows:

| Operating Lease | December 31, 2024 | December 31, 2023 |
|---|---|---|
| Operating lease right-of-use assets | $334,717 | $183,797 |
| **Total right-of-use assets** | **$334,717** | **$183,797** |
| | | |
| Operating lease liabilities, current | $311,942 | $86,620 |
| Operating lease liabilities, non-current | $26,706 | $96,795 |
| **Present Value of Lease Liabilities** | **$338,648** | **$183,415** |
| | | |
| **Imputed Interest** | **4.58%** | **4.58%** |

The Company's current lease term for the operating lease ends January 31, 2026. The remaining term for the Company's operating lease as of December 31, 2024, is 1.1 years. Negotiations have started to enter a new lease at the same facility to commence Feb 1, 2026. The weighted average discount rate used to calculate the present value of lease payments for the Company's operating lease as of December 31, 2024, is 4.58%.

In 2023 and 2024 the Company recognized rent expenses of $98,340 and $288,905, respectively. The 2023 amount represented lease expenses to FiSC LLC. However, effective January 1, 2024, FiSC LLC became a wholly owned subsidiary of the Company, and as a result of the consolidation, the intercompany lease was eliminated. The $288,905 rent expense recognized in 2024 pertains solely to lease payments made by FiSC LLC to its master lessor, the Port of Seattle, for spaces that were subleased to third-party tenants.

The future minimum lease payments required under the lease obligations having remaining non-cancellable lease terms in excess of one year at December 31, 2024, are as follows:

| Lease Obligation | |
|---|---|
| 2025 | 2026 |
| $311,942 | $26,706 |

Monthly lease obligations under the agreement with the Port of Seattle are base rent starting at $25,991 per month for a combined office and manufacturing space of 39,600 square feet, plus 12% of common area operating costs, including excise tax, subject to actual expenses.

## NOTE 8 – COMMITMENTS AND CONTINGENCIES

During the reporting period, the Company entered into new strategic agreements aimed at enhancing its operational capabilities, and service offerings. These agreements are part of the Company's broader strategy to drive growth and innovation through collaboration.

Notable new agreements established during the year include:

- U.S. Distribution Agreement for Ecocoast Holdings Limited, headquartered in Dubai
- Development Agreement with Wild Salmon Center, a 501c3, headquartered in Portland, Oregon
- Asset Purchase Agreement of FVES System from Natural Solutions, a Helena Montana Company.


- Confidential Letter of Intent regarding Project Financing and Debt Refinancing
- Assignment Agreement of the ownership interest of FiSC LLC effective January 1, 2024, such that FiSC LLC is now a wholly owned subsidiary of Whooshh Innovations Inc.

The financial impact of these Agreements during the period was not material, with the notable exception of FiSC LLC; however, the Company anticipates increased contributions to revenue and profitability in future periods as the relationships and marketing of the new products mature. The Company continues to explore further product development and distribution opportunities that align with its long-term strategic objectives. FiSC LLC is the master leaseholder with the Port of Seattle, and subleases are its only source of revenue. The Company has been profitable since its inception in 2016, and its earnings added to the Company results in 2024.

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition, or results of operations. There are currently no known existing or pending legal proceedings against the Company.

## NOTE 9 – RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued, accounting standards will have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will evaluate and adopt those that are applicable under the circumstances.

## NOTE 10 – RELATED PARTY TRANSACTIONS

As of the year ended December 31, 2024, the Company has loans outstanding from related parties totaling $3,736,249 including accrued interest. All such loans mature between February 2025 and February 2029. Interest rates range from a low of 3.5% to a high of 12%. These loans were originally bridging loans during past capital raises, working capital and/or project financing for demonstration projects.

In 2024, the Company borrowed $1,198,076 and made $161,551 payments from two different related parties (the "Related Party Loans"). Interest rates on these Related Party Loans range from 8.5% to 15%, each maturing on or before October 4, 2026. During the year the Company extended the maturity dates of thirty-two promissory notes with seven different related parties (the "Extended Loans"). The new maturity dates of the Extended Loans are between February 1, 2025, to October 6, 2026, and the aggregate loan amount is $1,401,174.

In February 2023, the Company entered into a transaction with a Board member for the acquisition of 272,820 shares of Company common stock, and 136,410 warrants, for $654,000 provided the Company use all such funds to pay down the balance of a related party note, dated February 13, 2019, and thereby reducing the Company's liabilities by the same amount.

Related Party Non-Cash Acquisition of Subsidiary

On January 1, 2024, the Company completed the acquisition of FiSC LLC, a related entity owned by three Board members, in a non-cash transaction. The acquisition was accounted for as a business combination under ASC 805, with the Company obtaining control of FiSC LLC through the issuance of equity instruments and other settlement arrangements. No goodwill has been recognized as the transaction between entities under common control. The transaction terms were reviewed and approved by the disinterested members of the Company's Board of Directors.


<u>Purchase Consideration</u>
- Total consideration transferred: $1,009,331
- Obligation to FiSC LLC forgiven: $1,009,331

The total consideration transferred for the acquisition was non-cash in nature and consisted of the following components:
- **Issuance of Promissory Notes:** The Company issued unsecured promissory notes with a total face value of $640,447 to the related selling partners of FiSC LLC.  The notes bear interest at 15% per annum beginning February 3, 2025 until paid in full.
- **Issuance of Warrants**: The Company will issue a total of 245,922 warrants to the selling "related party" partners on January 1, 2025. Each warrant entitles the holder to purchase one share of the Company's common stock at an exercise price of $0.00001 per share, with a ten year expiration date of December 31, 2034.  The fair value of the warrants will be determined using the Black-Scholes pricing model and is subject to adjustment during the measurement period. As of December 31, 2024, the warrants were provisionally recorded at their current market value of $1.50 per share, totaling $368,883, as part of the purchase consideration.

As part of the acquisition, the Company was released from an outstanding obligation totaling $1,009,331 previously owed to FiSC LLC. The liability consisted of the following:
- Intercompany loan payable: $334,550
- Accrued interest: $34,344
- Rent obligations (net of receivables): $640,437

<u>Allocation of Purchase Price</u>
The assets acquired and liabilities assumed as of the acquisition date were as follows:

| Description | Amount |
|---|---|
| Cash and cash equivalent | $ 87,069 |
| Accounts receivable | 60,423 |
| Other assets | 1,619,207 |
| Property and equipment, net | 297,525 |
| Accounts payable and current liabilities | (367,173) |
| Other liabilities | (438,034) |
| Net assets acquired | $ 1,259,017 |

The difference between the net assets acquired $ 1,259,017 and the liability settled $1,009,331 was recorded as a credit to Additional Paid-in Capital (APIC) in the amount of $249,686, reflecting a capital contribution to the Company.

## Potential Acquisition of Minority Investor Holdings in Subsidiary
On June 30, 2019, the Company entered into a Letter of Intent to acquire all Class A Units of its subsidiary, a Washington State Limited Liability Company ("FTS"), from another Washington State Limited Liability Company, for an agreed cash amount of $2,662,067.  The purchased Units will represent the balance of the non-controlling interest.  When added to the Company's Class A Units of FTS, the Company will own 100% of the subsidiary. The Letter of Intent is non-binding and has no automatic expiration date. The Company would expect the terms to be renegotiated in any definitive agreement.

## NOTE 11 – INCOME TAX
The Company is subject to taxation in the United States and Washington state jurisdictions. It accounts for income taxes under the asset and liability approach. Deferred tax assets and liabilities are recognized



for the expected future tax consequences attributed to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse.

As of December 31, 2024, the Company has federal operating loss carryforwards available to offset future taxable income of approximately $11,093,977. These carryforwards will begin to expire in the year ending December 31, 2039. The federal net operating loss carryforward generated in 2019 and 2020 does not expire and will carry forward indefinitely. On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted in response to the COVID-19 pandemic. The CARES Act, among other things, permits NOL carryovers and carrybacks to offset 100% of taxable income for taxable years beginning before 2021. The Company uses the US federal corporate tax rate of 21% and does not anticipate any income tax liability for tax year 2024.

The Company's deferred tax asset consists primarily of carryforward net operating losses (NOLs) and the excess of depreciation of intangibles for financial reporting over the tax basis. The Company believes that, at this time, it is more likely than not that the benefit of the NOLs will be realized.  As of December 31, 2023 and 2024, the Company had approximately $3,286,407 and $3,312,019 in deferred tax assets (DTAs), respectively.  These DTAs include approximately $2,179,000 related to net operating loss carryforwards that can be used to offset taxable income in future periods and reduce the Company's income taxes payable in those future periods. Another significant component of the Company's DTAs is the excess of depreciation of Intangibles for financial reporting over the tax basis in the amount of $451,367 as of December 31, 2023 and 2024.

## Valuation Allowance and Risks and Uncertainties

The Company provided a valuation allowance to fully reserve its net operating loss carryforwards and other items giving rise to deferred tax assets, primarily as a result of anticipated net losses for income tax purposes. It assessed the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets.  The amount of the deferred tax asset is considered realizable, however, could be adjusted year over year beginning tax year 2021 if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as the Company's projections for growth.

A valuation allowance of $2,210,597 and $2,145,359 were recorded as of December 31, 2023 and 2024, respectively against the net deferred tax assets and deferred tax liabilities. The deferred tax liabilities as of 2023 and 2024 are $1,308,817 and $1,399,668 respectively. The deferred tax liabilities primarily include the excess of the amount for financial reporting ($127,022 in 2023 and $127,541 in 2024) over the tax basis of the Company's property, plant, and equipment, and $1,180,315 in 2023 and $1,184,370 in 2024, respectively, in investment in its subsidiary, Fish Transport Systems, LLC.  These intercompany expenses have created an accelerated deductibility for tax purposes, and related deferred tax liability in the Company's financial statements.  The net deferred tax expense and liabilities as of December 31, 2024, is estimated at $233,007, with no change anticipated from the prior year.

For financial reporting purposes, income tax expense includes the following components:



| **Income Tax Expense** | | |
|---|---|---|
| The components of income tax expense (benefit) were as follows: | | |
| | **2024** | **2023** |
| Current tax | | |
|   U.S. federal and state | 0 | 0 |
| Total current tax | 0 | 0 |
| | | |
| Deferred tax | | |
|   U.S. federal and state | 0 | 0 |
| Total deferred tax | 0 | 0 |
| | | |
|   Income tax expense (benefit) | 0 | 0 |
| | 0 | 0 |

The components of deferred taxes are as follows:

| **Deferred Taxes and Valuation Allowances** | | |
|---|---|---|
| The components of our net deferred tax assets at the reported balance sheet dates are as follows: | | |
| | **2024** | **2023** |
| Deferred tax assets related to: | | |
|   Net Operating Loss Carryforward | 2,178,922 | 2,310,303 |
|   Tax Credit Carryforward | 112,178 | 106,942 |
|   Reserves and Accruals | 81,332 | 48,613 |
|   Intangibles (book depreciation in excess) | 451,367 | 451,367 |
|   Stock Compensation | 295,677 | 275,407 |
|   Property Plant & Equipment (book depreciation in excess) | | |
|   Capitalized Research Costs | 103,582 | 92,211 |
|   Lease Liability | 88,962 | 1,564 |
| Total deferred tax assets | 3,312,019 | 3,286,407 |
| | | |
| Deferred tax liabilities related to: | | |
|   Property plant & equipment (tax depreciation in excess) | (127,541) | (127,022) |
|   Investment in Fish Transport Systems, LLC | (1,184,370) | (1,180,315) |
|   Right of Use Asset | (87,757) | (1,480) |
| Total deferred tax liabilities | (1,399,668) | (1,308,817) |
| | | |
| Total net deferred taxes | 1,912,352 | 1,977,590 |
|   Less deferred tax assets valuation allowance | (2,145,359) | (2,210,597) |
| Net deferred tax liabilities | (233,007) | (233,007) |

## NOTE 12 – GOING CONCERN

Our financial statements were prepared on a "going concern" basis. That means that the financial statements were prepared with the assumption that the company will continue to operate for the foreseeable future and will not be forced to liquidate its assets or cease operations. Certain matters, as described herein and the accompanying financial statements could indicate there may be substantial doubt about the Company's ability to continue as a going concern. Our ability to continue operations has been and continues to be dependent upon our ability to generate sufficient cash flows from operations to meet our obligations and/or to obtain additional capital or debt financing to grow and scale the company


products during an uncertain economic environment. During 2025, management plans to continue to: (i) streamline operations by using outside contractors and or software subscriptions and artificial intelligence tools, (ii) develop a robust sales pipeline including by small business no-bid government contracts and e-commerce sales, and (iii) to fund its operations with capital from financing vehicles such as Reg CF, its SAFE securities offering, warrant exercises, new Reg D investments, additional, refinanced or modified loans, and improved revenue outlook. The Company could, but does not plan to reduce its cash burn by reducing employee headcount to preserve capital, to better align costs and revenue with ebbs and flows between quarters. Despite the Letter of Intent referenced in Note 8, there are no assurances that management will be able to continue to raise new capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of timely capital, the Company may be required to reduce near-term scope of its planned development and operations, which could delay implementation of the Company's business plan and harm its business, financial condition, and operating results.  The balance sheets do not include any adjustments that might result from these uncertainties.

## NOTE 13 – SUBSEQUENT EVENTS

### Management's Evaluation

Beginning January 20, 2025, a new administration took office and promptly announced a number of Executive Orders, many of which are contrary to historical norms. It is unclear whether or if any of these orders will have an impact on the Company, except for the announced and changing tariffs on goods imported into the country.  While the Company manufactures in the United States, many materials, such as steel and aluminum, are imported by suppliers from which the Company purchases from. Prices are expected to rise in 2025, reducing supply chain certainty until the tariff system is stabilized.

On March 22, 2025, the Company entered into a Commercialization Agreement to acquire the rights to develop and commercialize an automatic release cage which had been developed by a U.K. biologist. The Company released the new product "NightFlight" on Earth Day, April 22, 2025 on its website and through a Press Release that reached over 200 news organizations. The product is the Company's first available to be ordered directly on its new e-commerce storefront. It is anticipated that "NightFlight" will be a relatively higher volume product for the Company and will produce additional earnings in future reports.

On April 21, 2025, the Letter of Intent referenced in Note 8 was replaced with a Letter of Commitment (LOC). The LOC terms include several conditions precedent: drafting and execution of the definitive legal documents, security filing, board approvals, and appropriation of funds. The LOC targets closing in Q2 2025. Upon closing as contemplated by the LOC, all of the existing Company debt will be refinanced on Company favorable terms and additional working capital and project financing will also be available to the Company through this same vehicle. Until such time that the definitive agreements have been executed, there remains a significant risk of delay or even a failure to close. The Company is taking further steps to identify alternative sources of financing and capital in the event that the transaction contemplated by the LOC does not timely close for any reason, but has not yet accepted any other commitments. To this end, the Company intends to sign a contract with Legalist to renew a one million dollar line of credit on terms similar to those it has previously had with the creditor in 2023 and 2024.

During the latter half of 2024, the Company participated in a Washington State shared work program to reduce its employee payroll burden during that time. As of January 2, 2025, all employees have resumed their regular work hours.

Management has evaluated subsequent events through June 18, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

<center>**SIGNATURES**</center>

Pursuant to the requirements of Regulation Crowdfunding, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**WHOOSHH INNOVATIONS INC.**

/s/ Vincent Bryan III

---

By Vincent Bryan III

Title: CEO

This annual report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Vincent Bryan III

---

Vincent Bryan III, Chief Executive Officer and Director

Date: July 14, 2025

/s/ Siao Ling Kok

---

Siao Ling Kok, Principal Financial Officer and Principal Accounting Officer

Date: July 14, 2025

/s/ Marc Haugen

---

Marc Haugen, Director

Date: July 14, 2025

/s/ Michael A. Hendricks

---

Michael A. Hendricks, Director

Date: July 14, 2025

/s/ Vincent Bryan Jr.

---

Vincent Bryan Jr., Director

Date: July 14, 2025